SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of March, 2015

Commission File Number: 001-12518

Banco Santander, S.A.

(Exact name of registrant as specified in its charter)

Ciudad Grupo Santander

28660 Boadilla del Monte (Madrid) Spain

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No   ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐            No   ☒

Banco Santander, S.A.

TABLE OF CONTENTS

Item

1	Resolutions adopted by the General Shareholders Meeting held March 27, 2015

MR IGNACIO BENJUMEA CABEZA DE VACA, SECRETARY GENERAL AND SECRETARY OF THE BOARD OF “BANCO SANTANDER, S.A.”,

CERTIFY: That, in accordance with the minutes of the meeting of the Ordinary General Shareholders’ Meeting of this entity, validly held on 27 March 2015, the following resolutions were passed:

“Item One:

One A: Approval of the annual financial statements (balance sheet, income statement, statement of recognised income and expense, statement of changes in total equity, statements of cash flows, and notes) of Banco Santander, S.A. and its consolidated Group, all with respect to the Financial Year ended 31 December 2014.

One B: Approval of the corporate management for Financial Year 2014.

Item Two: Approval of the application of results in the amount of 1,434,893,569.08 euros obtained by the Bank in Financial Year 2014, to be distributed as follows:

Euros	1,135,932,990.84

for the acquisition of bonus share rights (derechos de asignación gratuita), with a waiver of the exercise thereof, from those shareholders who opt to receive in cash the remuneration equal to the first, second and third interim dividends (799 million euros) under the Santander Dividendo Elección scrip dividend scheme and from the shareholders expected to opt to receive in cash the remuneration equal to the final dividend (337 million euros). If the amount used to acquire rights from shareholders who choose to receive in cash the remuneration equal to the final dividend is less than the aforementioned amount, the difference will be automatically allocated to increase the Voluntary Reserve. If greater, the difference will be deducted from the amount allocated to increase the Voluntary Reserve.

Euros	298,960,578.24	to increase the Voluntary Reserve, which sum will automatically be increased or reduced by the amount, if any, required in accordance with the foregoing.

Euros	1,434,893,569.08	in total.

In addition to the said amount of 1,136 million euros, 4,817 million euros in shares were allocated to the remuneration of shareholders under the shareholder remuneration scheme (Santander Dividendo Elección) approved by the shareholders at the ordinary general shareholders’ meeting held on 28 March 2014, pursuant to which the Bank offered the possibility of opting to receive an amount equal to the first, second and third interim dividends for Financial Year 2014 in cash or in new shares.

Likewise, under the shareholder remuneration scheme (Santander Dividendo Elección) the implementation of which is submitted to the shareholders for approval at this general shareholders’ meeting under item Nine A of the agenda, the Bank will offer shareholders the possibility of opting to receive an amount equal to the final dividend for 2014 in cash or in new shares. The directors of the Bank have estimated 84% of the shareholders will request remuneration in shares, for which reason it is anticipated that shareholders will be remunerated with approximately 1,772 million euros in shares.

Therefore, total shareholder remuneration with a charge to Financial Year 2014, for all of the aforementioned items, comes to approximately 0.60 euro per share.

Item Three:

Three A.-	To ratify the appointment of Mr Carlos Fernández González as a director, which appointment was approved by the board at its meeting of 25 November 2014, effective from 12 February 2015, also re-electing him for a period of three years. Mr Carlos Fernández González will be classified as an independent director.

Three B.-	To ratify the appointment of Ms Sol Daurella Comadrán as a director, which appointment was approved by the board at its meeting of 25 November 2014, effective from 18 February 2015. Ms Sol Daurella Comadrán will be classified as an independent director.

Three C.-	To ratify the appointment of Mr Bruce Carnegie-Brown as a director, which appointment was approved by the board at its meeting of 25 November 2014, effective from 12 February 2015. Mr Bruce Carnegie-Brown will be classified as an independent director.

Three D.-	To ratify the appointment of Mr José Antonio Álvarez Álvarez as a director, which appointment was approved by the board at its meeting of 25 November 2014, effective from 13 January 2015. Mr José Antonio Álvarez Álvarez will be classified as an executive director.

With reference to the annual renewal of one-third of the board positions as provided by article 55 of the Bylaws, to re-elect the following persons for a new three-year period:

Three E.-	To re-elect Mr Juan Rodríguez Inciarte as a director, with the classification of executive director.

Three F.-	To re-elect Mr Matías Rodríguez Inciarte as a director, with the classification of executive director.

Three G.-	To re-elect Mr Juan Miguel Villar Mir as a director, with the classification of independent director.

Three H.-	To re-elect Mr Guillermo de la Dehesa Romero as a director, with the classification of non-executive (neither proprietary nor independent) director.

Item Four:

To re-elect the firm Deloitte, S.L., with a registered office in Madrid, at Plaza Pablo Ruiz Picasso, 1, Torre Picasso, and Tax ID Code B-79104469, as Auditor of Accounts for verification of the annual accounts and management report of the Bank and of the consolidated Group for Financial Year 2015.

Item Five:

Item Five A:

(i)	To amend sub-section 2 of article 20 of the Bylaws, without changing the other sub-sections of such article, such that sub-section 2 of article 20 will read as follows:

“2.	The general shareholders’ meeting has the power to decide on all matters assigned to it by the law or the bylaws. Specifically and merely by way of example, it has the following powers:

(i)	To appoint and remove the directors and to ratify or revoke the interim appointments of such directors made by the board itself, as well as to examine and approve their performance and to exempt the directors from the legal prohibitions regarding conflicts of interest when the law necessarily assigns such power to the shareholders at the general shareholders’ meeting;

(ii)	To appoint and remove the external auditor and liquidators;

(iii)	To commence claims for liability against directors, liquidators and the external auditor;

(iv)	To approve, if appropriate, the annual accounts and corporate management and adopt resolutions on the allocation of results, as well as to approve, also if appropriate, the consolidated annual accounts;

(v)	To adopt resolutions on the issuance of debentures or other fixed-income securities, any capital increase or reduction, the transformation, merger or split-off, the overall assignment of assets and liabilities, the relocation of the registered office abroad and the dissolution of the Company and, in general, any amendment of the bylaws, except when the law assigns such power to the directors with respect to any of the aforementioned matters;

(vi)	To authorise the board of directors to increase the share capital, pursuant to the provisions of the Spanish Capital Corporations Law and of these bylaws;

(vii)	To authorise the acquisition of the Company’s own stock;

(viii)	To decide on the exclusion or limitation of pre-emptive rights, without prejudice to the possibility of delegating this power to the directors as provided by law;

(ix)	To decide upon matters submitted to the shareholders at the general shareholders’ meeting by resolution of the board of directors;

(x)	To approve the director remuneration policy as provided by law and to decide on the application of compensation systems consisting of the delivery of shares or rights thereto, as well as any other compensation system referenced to the value of the shares, regardless of who the beneficiary of such compensation systems may be;

(xi)	To approve the transfer to subsidiaries of the essential activities carried out until that time by the Company itself, though it retains full ownership thereof;

(xii)	To approve the acquisition, disposition or contribution to another company of essential operating assets; and

(xiii)	To approve transactions whose effect is tantamount to the liquidation of the Company.

For purposes of the provisions in sub-sections (xi) and (xii), the asset or activity shall be presumed essential if the amount of the transaction exceeds twenty-five percent of the value of the assets as recorded in the last balance sheet.”

(ii)	To amend sub-section 1 of article 23 of the Bylaws, without changing the other sub-sections of such article, such that sub-section 1 of article 23 will read as follows:

“1.	The board of directors must call a general shareholders’ meeting:

(a)	When required pursuant to the provisions applicable to the ordinary general shareholders’ meeting as set forth in the preceding article.

(b)	When so requested by shareholders holding at least three percent of share capital, and such request sets forth the matters to be addressed at the meeting; in such case, the general shareholders’ meeting must be called by the board of directors to be held within two months of the date on which a notarial request for such purpose is submitted to the board.

(c)	When it deems it appropriate in the interest of the Company.”

(iii)	To amend sub-section 2 of article 24 of the Bylaws, without changing the other sub-sections of such article, such that sub-section 2 of article 24 will read as follows:

“2.	Shareholders representing at least three percent of the share capital may request the publication of a supplement to the call to meeting including one or more items in the agenda, so long as such new items are accompanied by a rationale or, if appropriate, by a substantiated proposal for a resolution. For such purposes, shareholders shall indicate the number of shares held or represented by them. This right must be exercised by means of verifiable notice that must be received at the registered office within five days of the publication of the call to Meeting. The supplement to the call shall be published at least fifteen days in advance of the date set for the meeting. In no event may this right be exercised in connection with the call to extraordinary general shareholders’ meetings.”

(iv)	To amend article 25 of the Bylaws, through the amendment of its first sub-section, the addition of a new sub-section 2 and the renumbering of the subsequent sub-sections, such that article 25 will read as follows:

“Article	25. Establishment of the general shareholders’ meeting

1.	The general shareholders’ meeting shall be validly established on first call if the shareholders present in person or by proxy hold at least twenty-five percent of the subscribed share capital carrying the right to vote. On second call, the meeting shall be validly established regardless of the capital in attendance.

2.	However, if the shareholders are called upon to deliberate on amendments of the bylaws, including the increase and reduction of share capital, on the transformation, merger, split-off, the overall assignment of assets and liabilities, the relocation of the registered office abroad, on the issuance of debentures or on the exclusion or limitation of pre-emptive rights, the required quorum on first call shall be met by the attendance of shareholders representing at least fifty percent of the subscribed share capital with the right to vote. If a sufficient quorum is not available, the general meeting shall be held upon second call.

3.	Shareholders casting their vote from a distance shall be deemed present for the purposes of constituting a quorum for the meeting in question.

4.	In the event that, in order to validly adopt a resolution regarding one or more of the items on the agenda for the general shareholders’ meeting, applicable law or these bylaws require the presence of a particular quorum and such quorum is not met, the agenda shall be reduced to such other items thereon as do not require such quorum in order for resolutions to be validly adopted.”

(v)	To amend article 31 of the Bylaws, which will read as follows:

“Article	31. Right to receive information

1.	From the same date of publication of the call to the general shareholders’ meeting through and including the fifth day prior to the date provided for the Meeting to be held on first call, the shareholders may request in writing such information or clarifications as they deem are required, or ask written questions that they deem pertinent, regarding the matters contained in the agenda.

In addition, upon the same prior notice and in the same manner, the shareholders may request in writing such clarifications as they deem are necessary regarding information accessible to the public which has been provided by the Company to the National Securities Market Commission since the holding of the last general shareholders’ meeting, and regarding the report submitted by the Company’s external auditor.

In the case of the ordinary general shareholders’ meeting and in such other cases as are established by law, the notice of the call to meeting shall contain appropriate information with respect to the right to examine at the Bank’s registered office, and to obtain immediately and free of charge, the documents to be submitted for approval by the shareholders acting at the meeting and any reports required by the law.

2.	During the course of the general shareholders’ meeting, all shareholders may verbally request information or clarifications that they deem are necessary regarding the matters contained in the agenda or request clarifications regarding information accessible to the public which has been provided by the Company to the National Securities Market Commission since the holding of the last general shareholders’ meeting and regarding the report submitted by the Company’s external auditor. A violation of the right to receive information established in this sub-section shall only entitle the shareholders to demand compliance with the duty of information and the harm and loss that have been caused thereto, but shall not be a ground to challenge the general shareholders’ meeting.

3.	The directors shall be required to provide the information requested under the provisions of the two preceding sub-sections in the manner and within the periods provided by the law, except in those cases in which it is legally inadmissible and, in particular, if it is not necessary for the protection of shareholder rights or there are objective reasons to consider that it might be used for ultra vires purposes or the publication thereof would harm the Company or related companies. This exception shall not apply when the request is supported by shareholders representing at least one-fourth of the share capital.

4.	Valid requests for information, clarification or questions in writing in exercise of the right to receive information and the answers provided in writing by the directors shall be published on the Company’s website.

5.	If the information requested is clearly, expressly and directly made available to all the shareholders on the Company’s website in question-and-answer form, the directors may limit their answers to a reference to the information provided in such form.

6.	In the event of abusive or prejudicial use of the information requested, the shareholder shall be liable for the harm and loss caused.”

(vi)	To amend article 35 of the Bylaws, which will read as follows:

“Article 35. Approval of resolutions

1.	Corporate resolutions shall be adopted by simple majority of the voting shares represented in person or by proxy at the general shareholders’ meeting. A resolution shall be deemed approved when it obtains more votes in favour than against of the share capital represented in person or by proxy.

2.	For the valid approval of the resolutions referred to in sub-section 2 of article 25, the favourable vote of more than half of the votes corresponding to the shares represented in person or by proxy at the general shareholders’ meeting shall be required, except when on second call shareholders representing less than fifty percent of the subscribed share capital with the right to vote are in attendance, in which case the favourable vote of two-thirds of the share capital represented in person or by proxy at the general shareholders’ meeting shall be required.

3.	Excepted from the foregoing shall be those instances in which the law or these bylaws require a greater majority.

4.	The attendees at the general shareholders’ meeting shall have one vote for each share which they hold or represent. Non-voting shares shall have the right to vote in the specific cases laid down in the Spanish Capital Corporations Law.”

Item Five B:

(i)	To amend sub-section 3 of article 42 of the Bylaws and include a new sub-section 4 in such article, without changing the other sub-sections of such article, such that articles 3 and 4 of article 42 shall read as follows:

“3.	For purposes of these bylaws, the terms executive director and external or non-executive director (which, in turn, includes the terms proprietary director, independent director and other external directors) shall have the meaning ascribed to such terms in applicable law, in these bylaws or in the rules and regulations of the board of directors.

4.	The board of directors must ensure that the procedures for selecting its members encourage diversity of gender, experience and knowledge and do not suffer from implicit biases that might entail any discrimination and, in particular, the procedures shall favour the selection of female directors.”

(ii)	To amend article 43 of the Bylaws, which shall read as follows:

“Article 43. Chairman of the board

1.	The chairman of the board shall be chosen from among its members, upon a prior reasoned proposal of the appointments committee.

2.	The chairman is ultimately responsible for the effective operation of the board of directors. In addition to the powers delegated thereto by law, the bylaws or the rules and regulations of the board of directors, the chairman shall have the following powers:

a)	To call and preside over meetings of the board of directors, establishing the agenda for the meetings and directing the debates and deliberations.

b)	To ensure that directors receive sufficient information in advance to debate the items on the agenda.

c)	To stimulate debate and active participation by the directors during the meetings, safeguarding their freedom to take a position.

d)	To preside over the general shareholders’ meeting.”

(iii)	To amend article 44 of the Bylaws, which shall read as follows:

“Article 44. Vice chairman of the board

1.	The board of directors, upon a prior reasoned proposal of the appointments committee, shall designate, from among its members, one or more vice chairmen, who shall replace the chairman according to their seniority on the board. However, if one of the vice chairmen of the board is the lead director (consejero coordinador), such director shall be the first in the order of replacement of the chairman, and the remainder shall follow the aforementioned criteria of seniority.

2.	The vice chairman or vice chairmen, in accordance with the foregoing paragraph, and in their absence, the appropriate director according to a numerical sequence established by the board of directors, shall replace the chairman in the event of absence or impossibility to act or illness.

3.	The re-election of a director who has been designated vice chairman shall entail his continuity in such position, not being necessary to re-designate him, without prejudice to the powers of revocation that belongs to the board in respect of the position of vice chairman.”

(iv)	To amend article 45 of the Bylaws, which shall read as follows:

“Article 45. Secretary of the board

1.	The board of directors, upon a prior report of the appointments committee, shall appoint a secretary. The secretary of the board of directors shall always be the general secretary of the company.

2.	The secretary, in addition to the duties assigned thereto by law, the bylaws or the rules and regulations of the board, must perform the following:

a)	Keep the documentation of the board of directors, record the events of the meetings in the minute books and attest to the content thereof and of the resolutions adopted.

b)	Ensure the actions of the board of directors observe applicable law and are in accordance with the bylaws and other internal rules and regulations of the Company.

c)	Assist the chairman to ensure that the directors receive the information relevant to the performance of their duties sufficiently in advance and in the proper form.

d)	Ensure the observance of the good governance recommendations assumed by the Company.

e)	Guarantee that the governance procedures and rules are respected and regularly reviewed.

3.	The board of directors, upon a prior report of the appointments committee, may appoint a vice secretary in order that he shall assist the secretary of the board of directors or replace him in the event of absence, impossibility to act or illness.

4.	In the event of absence or impossibility to act, the secretary and the vice secretary of the board may be replaced by the director appointed by the board itself from among the directors present at the meeting in question. The board may also resolve that any employee of the company act as such interim replacement.

5.	The general secretary shall also be the secretary of all the committees of the board.”

(v)	To amend article 46 of the Bylaws, which shall read as follows:

“Article 46. Meetings of the board of directors

1.	The board shall meet with the frequency required for the proper performance of its duties and, in any event, at least once per quarter, and shall be called to meeting by the chairman. The chairman shall call board meetings on his own initiative or at the request of at least three directors.

2.	The agenda shall be approved by the board at the meeting itself. Any board member may propose the inclusion of any other item not included in the draft agenda proposed by the chairman to the board.

3.	Any person invited by the chairman may attend board meetings.”

(vi)	To amend sub-sections 2 and 3 of article 47 of the Bylaws, without changing the other sub-sections of such article, such that sub-sections 2 and 3 of article 47 shall read as follows:

“2.	The directors must attend the meetings held in person. However, if they cannot attend they may grant a proxy to another director, for each meeting and in writing, in order that the latter shall represent them at the meeting for all purposes. The non-executive directors may only grant a proxy to another non-executive director.

3.	Board meetings may be held in several rooms at the same time, provided interactivity and intercommunication among them in real time is ensured by audiovisual means or by telephone and the concurrent holding of the meeting at all such rooms is thereby ensured. In such case, the resolutions shall be deemed to have been adopted at the place where the majority of the directors are and, in the event of equal numbers, at the registered office.”

(vii)	To amend sub-sections 1 and 2 of article 50 of the Bylaws, without changing sub-section 3 of such article, such that sub-sections 1 and 2 of article 50 shall read as follows:

“1.	Without prejudice to such powers as may be delegated individually to the chairman, the chief executive officer or any other director and to the power of the board of directors to establish committees for each specific area of business, the board of directors may establish an executive committee, to which general decision-making powers shall be delegated, and an executive risk committee, to which powers shall be delegated in connection with risks. If such committees are established, their operation shall be governed by the provisions of articles 51 and 52 below.

2.	The board may also establish committees with supervisory, reporting, advisory and proposal-making powers in connection with the matters within their scope of authority, and must in any event create the committees required by applicable law, including an audit committee, an appointments committee, a remuneration committee and a risk supervision, regulation and compliance committee.”

(viii)	To amend sub-section 1 of article 52 of the Bylaws, without changing the other sub-sections of such article, such that sub-section 1 of article 52 shall read as follows:

“1.	The board of directors may establish an executive risk committee, which shall be executive in nature, to which risk management powers shall be entrusted.”

(ix)	To amend sub-sections 4 and 5 of article 53 of the Bylaws, without changing the other sub-sections of such article, such that sub-sections 4 and 5 of article 53 shall read as follows:

“4.	The audit committee shall have at least the following powers and duties:

(i)	Have its chairman and/or secretary report to the general shareholders’ meeting with respect to matters raised therein by shareholders regarding its powers.

(ii)	Supervise the effectiveness of the Bank’s internal control and internal audit, and discuss with the external auditor any significant weaknesses detected in the internal control system during the conduct of the audit.

(iii)	Supervise the process of preparation and submission of regulated financial information.

(iv)	Propose to the board of directors the selection, appointment, re-election and replacement of the external auditor, as well as the terms of its engagement, and regularly gather information therefrom regarding the audit plan and the implementation thereof, in addition to preserving its independence in the performance of its duties.

(v)	Establish appropriate relations with the external auditor to receive information on those issues that might jeopardize its independence, for examination by the audit committee, and on any other issues relating to the financial statements audit process, as well as maintain such other communication as is provided for in legislation regarding the auditing of financial statements and in technical auditing regulations.

In any event, the audit committee shall receive annually from the external auditor written confirmation of its independence in relation to the

Company or to entities directly or indirectly related thereto, as well as information regarding additional services of any kind provided by the aforementioned auditor, or by persons or entities related thereto, and the fees received by such entities pursuant to the provisions in the law on auditing of accounts.

(vi)	Issue, on an annual basis and prior to the issuance of the auditor’s report, a report stating an opinion on the independence of the external auditor. Such report shall, in all cases, contain the evaluation regarding the provision of the additional services mentioned in subsection (v) above, considered individually and as a whole, other than of legal audit and with relation to the rules on independence or to the law on auditing of accounts.

(vii)	Previously report to the board of directors regarding all the matters established by law, the bylaws and in the rules and regulations of the board, and in particular regarding:

a)	the financial information that the company must publish from time to time;

b)	the creation or acquisition of interests in special-purpose entities or with registered office in countries or territories that are considered tax havens; and

c)	related-party transactions.

The provisions in paragraphs (iv), (v) and (vi) are without prejudice to the law on auditing of accounts.

5.	The audit committee shall meet as many times as it is called to meeting upon resolution made by the committee itself or by the chairman thereof, and at least four times per year. Any member of the management team or of the Company’s personnel shall, when so required, attend the meetings of the audit committee, provide it with his cooperation and make available to it such information as he may have in his possession. The audit committee may also require that the external auditor attend such meeting. One of its meetings shall be devoted to preparing the information that the board is to approve and include in the annual public documents.”

(x)	To amend article 54 of the Bylaws, which shall read as follows:

“Article 54. Appointments committee

1.	An appointments committee shall be established and entrusted with general proposal-making and reporting powers on matters relating to appointment and withdrawal of directors on the terms established by law.

2.	The appointments committee shall be composed of a minimum of three directors and a maximum of seven, all of whom shall be external or non-executive directors, with independent directors having majority representation.

3.	The members of the appointments committee shall be appointed by the board of directors taking into account the directors’ knowledge, skills and experience and the responsibilities of the committee.

4.	The appointments committee must in all events be presided over by an independent director.

5.	The rules and regulations of the board of directors shall govern the composition, operation and powers and duties of the appointments committee.”

(xi)	To include, after article 54, a new article 54 bis in the Bylaws, which shall read as follows:

“Article 54 bis. Remuneration committee

1.	A remuneration committee shall be established and entrusted with general proposal-making and reporting powers on matters relating to remuneration on the terms established by law.

2.	The remuneration committee shall be composed of a minimum of three directors and a maximum of seven, all of whom shall be external or non-executive directors, with independent directors having majority representation.

3.	The board of directors shall appoint the members of the remuneration committee taking into account the directors’ knowledge, skills and experience and the responsibilities of the committee.

4.	The remuneration committee must in all events be presided over by an independent director.

5.	The rules and regulations of the board of directors shall govern the composition, operation and powers and duties of the remuneration committee.”

(xii)	To renumber the former article 54 bis, regarding the risk supervision, regulation and compliance committee, as article 54 ter, without changing its content.

(xiii)	To amend sub-sections 1 and 2 of article 55 of the Bylaws, without changing the other sub-section of such article, such that sub-sections 1 and 2 of article 55 shall read as follows:

“1.	The term of office of directors shall be three years. One-third of the board shall be renewed every year, following the order established by the length of service on the board, according to the date and order of the respective appointment. Outgoing directors may be re-elected.

2.	The directors who have been designated by interim appointment to fill vacancies may be ratified in their position at the first general shareholders’ meeting that is held following such designation. The candidate who has been designated by the board may not be, necessarily, a shareholder of the Company. If the interim vacancy arises after the call to the general meeting and before it is held, the board of directors may, before or after such general meeting, appoint a director who may in turn hold his office until the next general shareholders’ meeting is held.”

(xiv)	To amend sub-section 2 of article 56 of the Bylaws, without changing the other sub-section of such article, such that sub-section 2 of article 56 shall read as follows:

“2.	The directors shall tender their resignation to the board of directors and formally resign from their position if the board, upon the prior report of the appointments committee, deems it appropriate, in those cases that might adversely affect the operation of the board or the credit and reputation of the Company and, particularly, when they are prevented by any legal prohibition against or incompatibility with holding such office.”

(xv)	To amend sub-section 1 of article 57 of the Bylaws, without changing the other sub-sections of such article, such that sub-section 1 of article 57 shall read as follows:

“1.	The directors shall be liable to the Company, to the shareholders, and to the Company’s creditors for any damage they may cause by acts or omissions contrary to law or to the bylaws or by any acts or omissions contrary to the duties inherent in the exercise of their office, provided that there has been wilful misconduct or negligence.”

(xvi)	To amend sub-sections 1, 2, 3 and 4 of article 58 of the Bylaws, without changing the other sub-sections of such article, such that sub-sections 1, 2, 3 and 4 of article 58 shall read as follows:

“1.	The directors shall be entitled to receive compensation for performing the duties entrusted to them in their capacity as such, this is, by reason of their appointment as mere members of the board of directors by the shareholders at the general shareholders’ meeting or by the board itself exercising its power to make interim appointments to fill vacancies.

2.	The compensation referred to in the preceding paragraph shall consist of a fixed annual amount determined by the shareholders at the general shareholders’ meeting. Such amount shall remain in effect to the extent that the shareholders at the general shareholders’ meeting do not resolve to change it, although the board may reduce the amount thereof in those years in which it so believes justified. Such compensation shall have two components: (a) a fixed annual amount, and (b) attendance fees.

The specific amount payable for the above-mentioned items to each of the directors and the form of payment shall be determined by the board of directors. For such purpose, it shall take into consideration the duties and responsibilities assigned to each director, the positions held by each director on the board, their membership in and attendance at the meetings of the various committees and such other objective circumstances as it deems relevant.

3.	In addition to the compensation systems set forth in the preceding paragraphs, the directors shall be entitled to receive compensation by means of the delivery of shares or share options, or by any other compensation system referenced to the value of shares, provided the application of such compensation systems is previously approved by the shareholders at the general shareholders’ meeting. Such resolution shall determine, as the case may be, the maximum number of shares that may be assigned in each financial year, the exercise price or the system for calculating the exercise price of the share options, the value of the shares that may be used as a reference and the duration of the plan.

4.	Independently of the provisions of the preceding paragraphs, the directors shall also be entitled to receive such other compensation as is appropriate for the performance of executive duties.

For such purposes, when executive duties are delegated to a member of the board of directors in any capacity, it shall be necessary for the director and the Company to sign an agreement, which must have been previously approved by the board of directors with the favourable vote of two-thirds of its members. The affected director must abstain from attending the meeting and from participating in the vote. The approved agreement must be included as an exhibit in the minutes of the meeting.

Such agreements shall establish all the items for which the directors may receive remuneration for the performance of executive duties (including, if applicable, salaries, incentives, bonuses, possible severance payments relating to such duties and the amounts to be paid by the Company in insurance or contributions to savings plans). The directors may not receive any remuneration for the performance of executive duties which amounts or items are not established in such agreement.

The remuneration to be paid pursuant to such agreements shall be adjusted to the director remuneration policy.”

(xvii)	To include a new article 59, which shall read as follows:

“Article 59. Approval of the director remuneration policy

1.	The director remuneration policy shall be approved by the shareholders at the general shareholders’ meeting at least every three years as a separate item on the agenda.

2.	The remuneration policy shall conform as appropriate to the remuneration system established in article 58 and must necessarily include:

(i)	with regard to the remuneration of the directors in their capacity as such, the maximum total amount of annual remuneration to be paid to the directors; and

(ii)	with regard to the remuneration of the directors for the performance of executive duties, the amount of the fixed annual remuneration and changes thereto during the period to which the policy refers, the various parameters to set the variable components and the principal terms and conditions of their agreements, including, in particular, term, other fixed components of remuneration, compensation for early withdrawal or termination of the contractual relationship and exclusivity, post-contractual attendance and continuity or loyalty agreements.

3.	The proposal by the board of directors of the director remuneration policy shall be reasoned and must be accompanied by a specific report of the remuneration committee. As from the call to the general shareholders’ meeting, both documents shall be made available on the Company’s website for the shareholders, who may also request that the documents be delivered or sent free of charge. The announcement of the call to the general shareholders’ meeting shall mention such right.

4.	The duly approved director remuneration policy shall remain effective for the three fiscal years subsequent to the year in which it was approved by the shareholders at the general shareholders’ meeting, unless the policy itself or the resolution of the general shareholders’ meeting establishes a lesser term or on the occurrence of the event established in sub-section 4 of article 59 bis below. Any amendment or replacement thereof during such term shall require the prior approval of the shareholders at the general shareholders’ meeting, in accordance with the procedure established for its approval.

5.	Any remuneration the directors received for the exercise or termination of their office or for the performance of executive duties shall be in accordance with the director remuneration policy then in effect. Excepted from the foregoing is remuneration expressly approved by the shareholders at the general shareholders’ meeting.”

(xviii)	To renumber the former article 59 as article 59 bis and to amend its content, such that the renumbered article 59 bis shall read as follows:

“Article 59 bis. Transparency of the director remuneration system

1.	The board of directors shall, on an annual basis, approve and publish the annual report on directors’ remuneration. Such report shall include the remuneration that the directors receive or must receive in their capacity as such, as well as any remuneration for the performance of executive duties.

2.	The annual report on directors’ remuneration must include complete, clear and understandable information regarding the director remuneration policy applicable to the then-current fiscal year. It shall also include an overall summary of the application of the remuneration policy during the prior fiscal year, as well as a breakdown of the individual compensation accrued for all the items by each director during such fiscal year.

3.	During each fiscal year, such report shall be submitted to a consultative vote of the shareholders at the general shareholders’ meeting as a separate item on the agenda. It shall also be made available to the shareholders upon the call to the aforementioned general shareholders’ meeting.

4.	If the annual report on director remuneration is rejected by the consultative vote of the shareholders at any general shareholders’ meeting, the remuneration policy applicable to the fiscal year subsequent to that in which the aforementioned general shareholders’ meeting is held must be submitted for the approval of the shareholders at the general shareholders’ meeting prior to its application, though the maximum term of such policy may not have expired. It shall not be necessary to re-approve the policy if it would have been approved at the same general shareholders’ meeting that rejected the annual report on directors’ remuneration on a consultative basis.

5.	In the annual report, the board shall set forth, on an individual basis, the compensation received by each director, specifying the amounts corresponding to each compensation item. It shall also set forth therein, on an individual basis and for each item of compensation, the compensation payable for the executive duties entrusted to the executive directors of the Company.”

Item Five C:

(i)	To amend sub-section 1 of article 60 of the Bylaws, without changing the other sub-section of such article, such that sub-section 1 of article 60 shall read as follows:

“1.	The board of directors shall prepare an annual corporate governance report which, with the content required by law, shall specifically focus on (i) the level of compliance with the corporate governance recommendations; (ii) the conduct of the general shareholders’ meeting and proceedings therein; (iii) related-party transactions and intragroup transactions; (iv) the ownership structure of the Company; (v) the management structure of the Company; (vi) risk control systems, including financial risk (riesgo fiscal), and a description of the principal characteristics of the internal risk control and management systems relating to the process of issuing financial information; and (vii) any restriction on the transferability of securities or on voting rights.”

(ii)	To amend sub-section 1 of article 61 of the Bylaws, without changing the other sub-sections of such article, such that sub-section 1 of article 61 shall read as follows:

“1.	The Company shall have a corporate website (www.santander.com) through which it shall report to its shareholders, investors and the market at large the relevant or significant events that occur in connection with the Company and on which it shall disseminate any other information for which publication on the corporate website is required by applicable law.

The creation of the corporate website must be resolved upon by the shareholders at the general shareholders’ meeting. Such resolution must expressly appear in the agenda included in the call to the meeting that must adopt it.

The resolution to create the website shall be recorded on the Bank’s page maintained with the Commercial Registry and shall be published on the Official Gazette of the Commercial Registry.”

Item Five D:

(i)	To amend article 62 of the Bylaws, which shall read as follows:

“Article 62. Submission of the annual accounts

1.	The company’s fiscal year shall coincide with the calendar year, commencing on 1 January and ending on 31 December of each year.

2.	Within a maximum period of three months from the closing date of each fiscal year, the board of directors shall draft the annual accounts, which shall include the balance sheet, the profit and loss statement, the annual report to the accounts, the statement of recognised income and expense, the consolidated statement of changes in total equity and the statement of cash flows, the management report and the proposed allocation of profits and losses and, if applicable, the consolidated accounts and management report.

3.	The board of directors shall use its best efforts to prepare the accounts such that there is no room for qualifications by the external auditor. However, when the board believes that its opinion must prevail, it shall provide a public explanation, through the chairman of the audit committee, of the content and scope of the discrepancy, and shall also endeavor to ensure that the external auditor likewise discloses its considerations in this regard.

4.	The annual accounts and the management report of the Company shall be reviewed by the external auditor, appointed by the shareholders at the general shareholders’ meeting prior to the end of the fiscal year to be audited, for a specified term in accordance with applicable law.”

(ii)	To amend article 64 of the Bylaws, which shall read as follows:

“Article 64. Dividends in kind

The dividend and the amounts payable on account of dividends may be paid in kind in whole or in part, provided that:

(i)	the property or securities to be distributed are of the same nature;

(ii)	they have been admitted to listing on an official market as of the effective date of the resolution, or liquidity is duly guaranteed by the Company within a maximum period of one year; and

(iii)	they are not distributed for a value that is lower than the value at which they are recorded on the Company’s balance sheet.”

(iii)	To amend article 65 of the Bylaws, which shall read as follows:

“Article 65. Deposit of the annual accounts

Within the month following the approval of the annual accounts, the board of directors shall file with the commercial registry of the place where the registered office of the Bank is located, for deposit, a certificate setting forth the resolutions adopted at the general shareholders’ meeting approving the annual accounts and setting forth the allocation of results. It shall also attach to such certificate a copy of each of such accounts as well as of the management report, if applicable, and of the external auditor’s report.”

Pursuant to the provisions of section 4.2c) of the LOSSEC and section 10 of the Royal Decree 84/2015, of 13 February, which develops the Law 10/2014, of 26 June, on the organisation, supervision and solvency of credit institutions, the foregoing proposed bylaw amendments are subject to receipt of the applicable government approval.

Item Six:

Item Six A:

(i)	Amend sub-section 2 of article 2 of the Rules and Regulations for the General Shareholders’ Meeting, without changing the other sub-sections of such rule, such that sub-section 2 of article 2 shall read as follows:

“2. Pursuant to the provisions of the Bylaws, the shareholders at a General Shareholders’ Meeting may adopt resolutions on any matter pertaining to the Company, with the following powers being specifically reserved to them:

I.	Approval of Rules and Regulations for the General Shareholders’ Meeting that, subject to the provisions of Law and the Bylaws, shall govern the call, organisation, information about, attendance at and holding of the General Shareholders’ Meeting, as well as the exercise of voting rights on the occasion of the call and holding of such Meetings.

II.	Appointment and removal of Members of the Board of Directors, as well as ratification or revocation of interim appointments of such Directors by the Board itself, and examination and approval of their performance and exemption of the Directors from the legal prohibitions regarding conflicts of interest when the Law necessarily assigns such power to the shareholders at the General Shareholders’ Meeting.

III.	Appointment and removal of the External Auditor and Liquidators.

IV.	Commencement of claims for liability against Members of the Board of Directors, Liquidators or the External Auditor.

V.	Approval, if appropriate, of the annual accounts and the corporate management and of resolutions on the allocation of earnings, as well as approval, also if appropriate, of the consolidated annual accounts.

VI.

Resolutions on the issuance of debentures or other fixed-income securities, any capital increase or decrease, the transformation, merger or split-off, the overall assignment of assets and liabilities, the relocation of the registered office abroad and the dissolution of the Company and, in general, any amendment to the Company’s Bylaws, unless the Law assigns power to the directors regarding any of the foregoing matters.

VII.	Authorising the Board of Directors to increase the capital stock, pursuant to the provisions of the Spanish Capital Corporations Law.

VIII.	Conferral upon the Board of Directors of such powers as they may deem advisable for unforeseen events.

IX.	Authorising the acquisition of the Company’s own stock.

X.	Deciding on the exclusion or limitation of pre-emptive rights, without prejudice to the possibility of delegating this power to the directors as provided by law.

XI.	Deciding upon matters submitted to the shareholders at the General Shareholders’ Meeting by resolution of the Board of Directors.

XII.	Approving the director remuneration policy as provided by Law and deciding on the application of consistent compensation systems for the delivery of shares or rights thereto, as well as any other compensation system referencing the value of the shares, regardless of who the beneficiary of such compensation systems may be.

XIII.	Approving the transfer to subsidiaries of essential activities until that time carried out by the Company itself, though it may retain full ownership thereof.

XIV.	Approving the acquisition, disposition or contribution of essential operating assets to another company.

XV.	Resolutions approving transactions that would have an effect equivalent to the liquidation of the Company.

XVI.	Deciding or voting on any other matter assigned under the law or the Bylaws.

For purposes of the provisions in sub-sections XIII and XIV, the asset or activity shall be presumed essential if the amount of the transaction exceeds twenty-five percent of the value of the assets as recorded in the last balance sheet.”

(ii)	Amend article 4 of the Rules and Regulations for the General Shareholders’ Meeting, which shall read as follows:

“Article 4. Call to the General Shareholders’ Meeting

1.	The General Shareholders’ Meeting must be formally convened by the directors during the first six months of each fiscal year.

Furthermore, the directors shall call an Extraordinary General Shareholders’ Meeting whenever they deem it advisable in the best interest of the Company. They must also call an Extraordinary General Shareholders’ Meeting whenever shareholders holding at least three percent of the capital stock so request, and such request sets forth the matters to be addressed at the Meeting. In this event, the directors must call the General Shareholders’ Meeting to be held within two months of the date on which a notarized request is submitted to them for such purpose. The directors shall prepare the agenda, which must include the matters contained in the request.

2.	The directors shall request the presence of a Notary Public to prepare the minutes of the General Shareholders’ Meeting.”

(iii)	Amend sub-sections 3, 4 and 5 of article 5 of the Rules and Regulations for the General Shareholders’ Meeting, without changing the other sub-sections of such rule, such that sub-sections 3, 4 and 5 of article 5 shall read as follows:

“3.	The announcement of the call to meeting shall state: (i) the name of the Company; (ii) the date and time of the meeting on first call, as well as the date on which, if applicable, the General Shareholders’ Meeting shall be held on second call, in which case there shall be a period of at least twenty-four hours between the first and the second call; (iii) the agenda, which shall set forth all the matters to be addressed; (iv) the position of the person or persons making the call to meeting; (v) the date as of which the shareholders shall have the shares registered in their name in order to be entitled to participate in and vote at the General Shareholders’ Meeting; (vi) the place and manner in which the full text of the documents and proposed resolutions may be obtained; and (vii) the name of the Company’s website on which the information will be available.

In addition, the announcement shall contain clear and accurate information regarding the steps that the shareholders must take in order to participate in and cast their vote at the General Shareholders’ Meeting, including, specifically, the following:

(a)	the right to request information and, when appropriate, to include items in the agenda and to submit proposed resolutions, as well as the deadline for exercise of such rights. However, in those cases in which the announcement sets forth the possibility of obtaining more detailed information regarding such rights on the Company’s website, the announcement may only specify the deadline;

(b)	the system for proxy-voting, specifying the forms that must be used for delegation of the right to vote and the means that must be used in order for the company to be able to accept an electronic notification of proxies granted; and

(c)	the procedures established to vote from a distance, whether by mail or by electronic means.

4.	Shareholders representing at least three (3%) percent of the share capital may request the publication of a supplement to the call to Meeting including one or more items in the agenda, so long as such new items are accompanied by a rationale or, if appropriate, by a substantiated proposal for a resolution. In no event may this right be exercised in connection with the call to extraordinary General Shareholders’ Meetings. This right to the publication of a supplement must be exercised by means of verifiable notice that must be received at the registered office within five days of the publication of the call to Meeting. The supplement to the call shall be published at least fifteen days in advance of the date set for the Meeting. Such supplement shall be disseminated in the same manner as the original announcement of the call to meeting.

5.	Moreover, shareholders representing at least three (3%) percent of the share capital may submit, within the same period established in the preceding section, substantiated proposals for resolutions regarding matters that have already been included or must be included in the agenda for the General Shareholders’ Meeting called.”

(iv)	Amend sub-section 1 of article 6 of the Rules and Regulations for the General Shareholders’ Meeting, without changing sub-section 2 of such rule, such that sub-section 1 of article 6 shall read as follows:

“1.	In addition to what is required by provisions of Law or the Bylaws, beginning on the date of publication of the announcement of the call and until the General Shareholders’ Meeting is held, the Company shall maintain the following information continuously published on its website:

(i)	the announcement of the call to meeting;

(ii)	the total number of shares and voting rights on the date the meeting is called, with a breakdown by class of shares, if any such classes exist;

(iii)	the documents that must be submitted to the shareholders at the General Shareholders’ Meeting and, specifically, the reports prepared by directors, the external auditor and independent experts;

(iv)	the full text of the proposed resolutions submitted by the Board of Directors regarding each and every one of the items on the agenda or, with relation to merely informative items, a report prepared by the competent bodies, containing a discussion of such items. The proposed resolutions, if any, submitted by the shareholders as provided by Article 5.5 above shall also be included in the order that they are received;

(v)	in the event of appointment, ratification or re-election of members of the Board of Directors, the identity, curriculum vitae and category to which each one of them belongs, as well as the proposals and reports of the Board of Directors or of the Appointments Committee, as applicable in each case pursuant to the Law, the Bylaws or the Rules and Regulations of the Board. In the case of a legal person, the information must include that corresponding to the physical person to be appointed to perform the duties of the position on a permanent basis; and

(vi)	the forms of the attendance, proxy-granting and distance voting card, unless they are sent directly by the Company to each shareholder. If they cannot be published on the website for technical reasons, the Company shall specify how to obtain the forms in paper format, which it shall send to all shareholders that request them.

Furthermore, when there is a supplement to the call to Meeting, the Company shall, starting on the date of publication thereof, also publish on its website the text of the proposals and rationales provided to the Company and to which such supplement refers.”

(v)	Amend article 7 of the Rules and Regulations for the General Shareholders’ Meeting, which shall read as follows:

“Article 7. Right to receive information prior to the holding of the General Shareholders’ Meeting

From the first date of publication of the call to the General Shareholders’ Meeting through and including the fifth day prior to the date provided for the first call to meeting, the shareholders may request in writing such reports or clarifications that they deem are required, or ask written questions that they deem pertinent, regarding the matters contained in the agenda. In addition, upon the same prior notice and in the same manner, the shareholders may request clarifications in writing regarding information accessible to the public which has been provided by the Company to the National Securities Market Commission since the holding of the last General Shareholders’ Meeting and regarding the report submitted by the Company’s external auditor.

All such requests for information may be made by delivery of the request to the Company’s registered office, or by delivery to the Company via mail or other means of electronic or long-distance data communication sent to the address specified in the announcement of the meeting and in which the electronic document by virtue of which the information is requested includes an electronic signature or other means or identification of the shareholder, upon the terms set forth by the Board of Directors in a resolution adopted for such purpose to ensure that this system includes adequate assurances regarding authenticity and the identity of the shareholder exercising such right to receive information. The shareholder shall be responsible for maintaining proof of delivery of the request to the Company as and when due. The Company’s website shall provide detailed explanations regarding the exercise of the shareholders’ right to receive information in accordance with legal provisions.

The directors shall be required to provide the information requested pursuant to the preceding paragraphs in the form and within the periods provided by Law, except in cases in which (i) it is requested by shareholders representing less than twenty-five (25%) percent of share capital and it is not necessary for the protection of shareholder rights or there are objective reasons to consider that it might be used for ultra vires purposes or the publication thereof would harm the Company or related companies; (ii) the request for information or clarification does not refer to matters included in the agenda or information accessible to the public which has been provided by the Company to the National Securities Market Commission since the holding of the last General Shareholders’ Meeting, or to the report submitted by the Company’s external auditor; (iii) the information requested is deemed abusive for any reason; or (iv) legal or regulatory provisions provide otherwise.

If the information requested is clearly, expressly and directly made available to all the shareholders on the Company’s website in question-and-answer form, the directors may limit their answers to a reference to the information provided in such form.

In the event of abusive or prejudicial use of the information requested, the shareholder shall be liable for the harm and loss caused.

The Board of Directors may authorise any of the Directors or its Secretary to respond on behalf of the Board to shareholder requests for information. Valid requests for information, clarification or questions submitted in writing in exercise of the right to receive information and the answers provided in writing by the directors shall be published on the Company’s website and shall be made available to all the shareholders attending the Meeting at the beginning thereof.”

(vi)	Amend the first paragraph of article 8 of the Rules and Regulations for the General Shareholders’ Meeting, without changing the other paragraphs of such rule, such that the first paragraph of article 8 shall read as follows:

“Without prejudice to the provisions of the Bylaws, the right to attend the General Shareholders’ Meeting may be delegated to any individual or legal person. Individual shareholders not enjoying full rights under civil law, and legal entities holding shares, may be represented by legal representatives who have been duly verified. In such cases, as well as in the event a shareholder delegates his right to attend, no shareholder may have more than one representative at the Shareholders’ Meeting, except as provided in article 22.”

Item Six B:

(i)	Amend article 18 of the Rules and Regulations for the General Shareholders’ Meeting, which shall read as follows:

“Article 18. Information

During the presentation period, all shareholders may verbally request information or clarifications that they deem are necessary regarding the matters contained in the agenda, as well as clarifications regarding information accessible to the public which has been provide by the Company to the National Securities Market Commission since the holding of the last General Shareholders’ Meeting or regarding the report submitted by the Company’s external auditor. They must have previously identified themselves for this purpose in accordance with the provisions of Article 16 above.

The directors shall be required to provide the information requested pursuant to the preceding paragraph, except in those cases in which (i) it has been requested by shareholders representing less than twenty-five percent of share capital, and it is not necessary for the protection of shareholder rights or there are objective reasons to consider that it might be used for ultra vires purposes or the publication thereof would harm the Company or related companies; (ii) the request for information or clarification does not refer to matters included in the agenda, to information accessible to the public that the Company has provided to the National Securities Market Commission since the holding of the last General Shareholders’ Meeting or to the report submitted by the Company’s external auditor; (iii) the requested information or clarification is not needed to form an opinion regarding the matters submitted to the shareholders, or is deemed abusive for any reason; or (iv) legal or regulatory provisions so provide.

The requested information or clarification shall be provided by the Chairman or, if applicable and if directed by such Chairman, by the Chairman of the Audit Committee, the Secretary, a director or, if appropriate, any employee of the Company or expert on the matter.

If the information requested is clearly, expressly and directly made available to all the shareholders on the Company’s website in question-and-answer form, the response to the shareholder may consist of a reference to the information provided in such form.

In the event of abusive or prejudicial use of the information requested, the shareholder shall be liable for the harm and loss caused.

In the event that it is not possible to satisfy the shareholder’s right to receive information during the proceedings of the General Shareholders’ Meeting, the directors shall provide the requested information in writing to the interested shareholder within seven days of the close of the Shareholders’ Meeting.”

(ii)	Amend paragraph (iv) of sub-section 3 of article 21 of the Rules and Regulations for the General Shareholders’ Meeting, without changing the other paragraphs of sub-section 3 of such rule or the other sub-sections of article 21, such that paragraph (iv) of sub-section 3 of article 21 shall read as follows:

“(iv)	For the adoption of resolutions with respect to matters not included in the agenda, the shares of shareholders who have participated in the Shareholders’ Meeting by distance voting shall not be deemed shares which are present in person or by proxy. For the adoption of any of the resolutions to which Sections 523 and 526 of the Spanish Capital Corporations Law or others in which the Law establishes any voting prohibition refer, the shares with respect to which no voting rights can be exercised based on the application of the provisions of said sections shall not be deemed shares present in person or by proxy.”

(iii)	Amend article 22 of the Rules and Regulations for the General Shareholders’ Meeting, which shall read as follows:

“Article 22. Fractional voting

A proxy-holder may represent more than one shareholder, without limitations as to the number of shareholders represented. When a proxy-holder represents more than one shareholder, he may cast votes in different directions in accordance with the instructions given by each shareholder.

In addition, financial intermediaries that appear to have standing as shareholders in the book entry registries may divide their vote when required to carry out the voting instructions received from the various customers. These financial intermediaries may also delegate their vote to each one of the indirect holders or third parties designated thereby, without any limitation on the number of delegations granted.

In other cases, fractional voting shall apply when, in the opinion of the Chairman of the Meeting, it is required for good reason.”

(iv)	Amend article 23 of the Rules and Regulations for the General Shareholders’ Meeting, which shall read as follows:

“Article 23. Adoption of resolutions and announcement of voting results

1.	Resolutions shall be approved by a simple majority of the voting shares represented in person or by proxy at the General Shareholders’ Meeting, and a resolution shall be deemed approved when it obtains more votes in favour than against of the share capital represented in person or by proxy.

2.	For the valid adoption of the resolutions relating to bylaw amendments, including increases and reductions of share capital, transformation, merger, split-off, the overall assignment of assets and liabilities and the relocation of the registered office abroad, the issuance of debentures or the exclusion or limitation of pre-emption rights, the favourable vote of more than half of the votes corresponding to the shares represented in person or by proxy at the General Shareholders’ Meeting shall be required, except when on second call shareholders representing less than fifty percent of the subscribed share capital with the right to vote are in attendance, in which event the favourable vote of two-thirds of the share capital represent in person or by proxy at the General Shareholders’ Meeting shall be required.

3.	Excepted from the foregoing shall be those instances in which the Law or the Bylaws require a greater majority.

4.	For the resolutions to which sub-section (iv), paragraph 3 of the preceding Article 21 refers, the shares that are not deemed present in person or by proxy pursuant to the provisions of said sub-paragraph shall be excluded from the basis for computing the majorities.

5.	Once the Chairman has evidence of sufficient favourable votes, the Chairman shall declare the resolutions to be adopted, without prejudice to the statements that the attending shareholders may make to the Notary Public regarding the direction of their vote.”

Item Seven:

I) To rescind resolution Eight of the resolutions adopted by the shareholders acting at the ordinary general shareholders’ meeting of 28 March 2014.

II) To delegate to the board of directors, pursuant to the provisions of section 297.1.a) of the Spanish Capital Corporations Law, the broadest powers to do the following within one year from the date on which this general shareholders’ meeting is held: set the date and terms and conditions, as to all matters not provided for by the shareholders themselves acting at the general shareholders’ meeting, for a capital increase approved at such general shareholders’ meeting in the amount of 500 million euros.

In exercising these delegated powers, the board of directors shall (by way of example and not of limitation) determine if the capital increase shall be carried out by issuing new shares – with or without a premium and with or without voting rights – or by increasing the par value of existing shares through new cash contributions; determine the deadline for exercising pre-emptive rights where applicable in the event of the issuance of new shares; freely offer the shares not subscribed for by such deadline; establish that, in the event the issue is not fully subscribed for, the capital will be increased only by the amount of the actual subscriptions; and amend the article of the Company’s Bylaws regarding share capital.

The capital increase referred to in this resolution shall become void if the board of directors does not exercise the powers delegated thereto within the period of one (1) year provided by the shareholders acting at the general shareholders’ meeting for carrying out the resolution.

The board of directors is also authorised to delegate to the executive committee the delegable powers granted pursuant to this resolution.

Item Eight:

I) To rescind, to the extent of the unused amount, the authorisation granted by the shareholders at the ordinary general shareholders’ meeting of 28 March 2014 by means of resolution Nine II).

II) To re-authorise the board of directors, as broadly as may be necessary under the law, so that in accordance with the provisions of section 297.1.b) of the Spanish Capital Corporations Law, it may increase share capital on one or more occasions and at any time, within a period of three years from the date of this meeting, in the maximum amount of 3,515,146,471.50 euros, by means of the issuance of new shares – with or without a premium and with or without voting rights –, with the consideration for such new shares consisting of cash contributions, and with the power to set the terms and conditions of the capital increase and the characteristics of the shares, as well as to freely offer the unsubscribed new shares within the pre-emptive subscription period or periods, to establish that, in the case of an incomplete subscription, the capital shall be increased only by the amount of subscriptions made, and to amend the article of the Bylaws regarding share capital. The amount of capital increases, if any, made to accommodate the conversion of debentures under the provisions of the resolution adopted by the shareholders at this ordinary general shareholders’ meeting under item Ten A of the agenda or pursuant to any other resolution adopted in this connection by the shareholders at the general meeting shall be deemed to be included within the limit of the aforementioned maximum amount available at any time. Furthermore, the board is authorised to totally or partially exclude pre-emptive rights upon the terms of section 506 of the Spanish Capital Corporations Law, provided, however, that this power will be limited to capital increases carried out under this delegation of powers up to the amount of 1,406,058,588.50 euros. The board of directors is also authorised to delegate to the executive committee the delegable powers granted by virtue of this resolution.

Item Nine:

Nine A.-	Increase in share capital by such amount as may be determined pursuant to the terms of the resolution, by means of the issuance of new ordinary shares having a par value of one-half (0.5) euro each, with no share premium, of the same class and series as those that are currently outstanding, with a charge to reserves. Offer to acquire bonus share rights at a guaranteed price and power to use voluntary reserves from retained earnings for such purpose. Express provision for the possibility of less than full allotment. Delegation of powers to the board of directors, which may in turn delegate such powers to the executive committee, to establish the terms and conditions of the increase as to all matters not provided for by the shareholders at this general shareholders’ meeting, to take such actions as may be required for implementation thereof, to amend the text of sections 1 and 2 of article 5 of the Bylaws to reflect the new amount of share capital, and to execute such public and private documents as may be necessary to carry out the increase. Application to the appropriate domestic and foreign authorities for admission to trading of the new shares on the Madrid, Barcelona, Bilbao and Valencia Stock Exchanges through Spain’s Automated Quotation System (Mercado Continuo) and on the foreign Stock Exchanges on which the shares of Banco Santander are listed (currently Lisbon, London, Milan, Warsaw, Buenos Aires, Mexico and New York – through ADSs (American Depositary Shares)– and São Paulo –through BDRs (Brazilian Depositary Receipts)–) in the manner required by each of such Stock Exchanges.

Increase in share capital with a charge to reserves

1.-	Capital increase

It is resolved to increase the share capital by the amount that results from multiplying (a) the par value of one-half (0.5) euro per share of Banco Santander, S.A. (“Banco Santander” or the “Bank”) by (b) the determinable number of new shares of Banco Santander resulting from the formula set forth under section 2 below (the “New Shares”).

The capital increase is carried out through the issuance and flotation of the New Shares, which shall be ordinary shares with a par value of one-half (0.5) euro each, of the same class and series as those currently outstanding, represented in book-entry form.

The capital increase is entirely charged to reserves of the type contemplated in section 303.1 of the Spanish Capital Corporations Law.

The New Shares are issued at par value, i.e., for their par value of one-half (0.5) euro, with no share premium, and will be allotted free of charge to the shareholders of the Bank.

Pursuant to section 311 of the Spanish Capital Corporations Law, provision is made for the possibility of less than full allotment.

2.-	New Shares to be issued

The number of New Shares will be obtained by applying the following formula, rounded down to the nearest whole number:

NNS = TNShrs / Num. rights

Where,

NNS = Number of New Shares to be issued;

TNShrs = Number of Banco Santander shares outstanding on the date the board of directors, or the executive committee by delegation therefrom, resolves to implement the capital increase; and

Num. rights = Number of bonus share rights needed for the allotment of one New Share, which number will be obtained by applying the following formula, rounded up to the nearest whole number:

Num. rights = TNShrs / Num. provisional shares

Where,

Num. provisional shares = Amount of the Alternative Option / ListPri

For the purposes hereof:

“Amount of the Alternative Option” is the market value of the capital increase, which shall be determined by the board of directors, or by the executive committee by delegation therefrom, based on the number of outstanding shares (i.e. TNShrs) and the remuneration paid to the shareholders with a charge to financial year 2014 to that date, and which shall not exceed 2,300 million euros.

“ListPri” is the arithmetic mean of the average weighted prices of the Bank’s shares on the Spanish Stock Exchanges in the 5 trading sessions prior to the resolution of the board of directors, or of the executive committee by delegation therefrom, to carry out the capital increase, rounded to the nearest one-thousandth of a euro and, in case of one-half of one-thousandth of a euro, rounded up to the nearest one-thousandth.

3.-	Bonus share rights

Each outstanding share of the Bank will grant its holder one bonus share right.

The number of bonus share rights needed to receive a New Share will be automatically determined according to the proportion existing between the number of New Shares and the number of outstanding shares (TNShrs). Specifically, shareholders will be entitled to receive one New Share for as many bonus share rights held by them, determined in accordance with section 2 above (Num. rights).

The holders of debentures or instruments convertible into shares of Banco Santander existing at any time shall have no bonus share rights; however, if applicable, they will be entitled to a modification of the ratio for conversion of debentures into share (or of the minimum and/or maximum limits of such ratio, when the ratio is variable), in proportion to the amount of the capital increase.

In the event that (i) the number of bonus share rights needed for the allotment of one share (Num. rights) multiplied by the New Shares (NNS) is lower than (ii) the number of outstanding shares (TNShrs), Banco Santander, or a company of its Group, will waive a number of bonus share rights equal to the difference between the two figures, for the sole purpose of having a whole number of New Shares and not a fraction.

The bonus share rights will be allotted to the shareholders of Banco Santander who appear as such in the book-entry registries of Sociedad de Gestión de los Sistemas de Registro, Compensación y Liquidación de Valores, S.A.U. (Iberclear) at the corresponding date in accordance with the applicable rules for clearing and settlement of securities. During the bonus share rights trading period, a sufficient number of bonus share rights may be acquired on the market, in the proportion needed to subscribe for New Shares. The bonus share rights may be traded on the market for the period determined by the board of directors, or by the executive committee by delegation therefrom, subject to a minimum term of fifteen calendar days.

4.-	Irrevocable commitment to acquire bonus share rights

The Bank or, with the Bank’s guarantee, the company of its Group that shall be determined, will make an irrevocable commitment to purchase the bonus share rights at the price specified below (the “Purchase Commitment”). The Purchase Commitment will be in force and may be accepted by such shareholders during the term, within the bonus share rights trading period, which will be determined by the board of directors, or by the executive committee by delegation therefrom. To this end, it is resolved to authorise the Bank, or the respective company of its Group, to acquire such bonus share rights (as well as the shares corresponding to those rights), subject to the maximum limit of the total number of rights issued and to the duty to comply in all cases with any limitations established by law. The “Purchase Price” of each bonus share right will be equal to the price resulting from the following formula, rounded to the nearest one-thousandth of a euro and, in the case of one-half of one-thousandth of a euro, rounded up to the nearest one-thousandth:

Purchase Price = ListPri / (Num. rights + 1)

In addition, in the event that the total Purchase Price of the bonus share rights whose holders have accepted the Purchase Commitment is higher than the amount allocated for such purpose in accordance with the resolution providing for the allocation of profits/losses for financial year 2014 approved by the shareholders at the general shareholders’ meeting of the Bank, it is resolved to authorise the use of voluntary reserves from retained earnings to purchase bonus share rights, in the amount of the difference between such total Purchase Price and the amount allocated to the purchase of rights in such resolution providing for the allocation of profits/losses.

5.-	Balance sheet for the transaction and reserve to which the increase will be charged

The balance sheet used for purposes of this capital increase is the balance sheet as of 31 December 2014, duly audited and approved by the shareholders at this ordinary general shareholders’ meeting.

As mentioned above, the capital increase will be charged in its entirety to reserves of the type contemplated in section 303.1 of the Spanish Capital Corporations Law. Upon implementation of the Increase, the board of directors or, by delegation therefrom, the executive committee, will determine the reserve to be used and the amount thereof in accordance with the balance sheet used for the transaction.

6.-	Representation of the New Shares

The shares to be issued will be represented in book-entry form and the relevant records shall be kept by Sociedad de Gestión de los Sistemas de Registro, Compensación y Liquidación de Valores, S.A.U. (Iberclear) and its member entities.

7.-	Rights of the New Shares

The New Shares will confer the same economic, voting and related rights upon their holders as the currently outstanding ordinary shares of Banco Santander as from the time at which the capital increase is declared to have been subscribed and paid up.

8.-	Shares on deposit

Once the bonus share rights trading period has ended, the New Shares that it has not been possible to allot for reasons not attributable to Banco Santander will be held on deposit and will be available to those who evidence lawful ownership of the respective bonus share rights. Three years after the date of conclusion of the bonus share rights trading period, the shares that have still to be allotted may be sold as provided in section 117 of the Spanish Capital Corporations Law, for the account and at the risk of the interested parties. The net proceeds from the sale will be deposited with the Bank of Spain or with the General Deposit Bank (Caja General de Depósitos) and will be at the disposal of the interested parties.

9.-	Application for admission to listing

It is resolved to apply for the listing of the New Shares on the Madrid, Barcelona, Bilbao and Valencia Stock Exchanges through Spain’s Automated Quotation System (Mercado Continuo), as well as to take the steps and actions that may be necessary and file the required documents with the competent authorities of the foreign Stock Exchanges on which Banco Santander shares are traded (currently, Lisbon, London, Milan, Warsaw, Buenos Aires, Mexico and New York –through ADSs (American Depositary Shares)– and São Paulo – through BDRs (Brazilian Depositary Receipts)–), for the New Shares issued under this capital increase to be admitted to listing, expressly stating Banco Santander’s submission to such rules as may now be in force or hereafter be issued on stock exchange matters and, especially, on trading, continued listing and delisting.

It is expressly stated for the record that, if the delisting of the Banco Santander shares is subsequently requested, the delisting resolution will be adopted with the same formalities that may be applicable and, in such event, the interests of shareholders opposing or not voting on the delisting resolution will be safeguarded in compliance with the requirements established in the Spanish Capital Corporations Law and related provisions, all in accordance with the provisions of Law 24/1988 of 28 July on the Securities Market and its implementing provisions in force at any time.

10.-	Implementation of the capital increase

Within one year of the date of this resolution, the board of directors, or the executive committee by delegation therefrom, may resolve to carry out the capital increase and to set the conditions therefor as to all matters not provided for in this resolution. However, if the board of directors does not consider it advisable to carry out the capital increase, it may decide not to do so and shall report such decision to the shareholders at the first ordinary general shareholders’ meeting held thereafter. The capital increase to which this resolution refers shall be null and void if the board of directors does not exercise the powers delegated thereto within the one-year period set by the shareholders at the general shareholders’ meeting for implementation of the resolution.

Upon conclusion of the bonus share rights trading period:

(a)	The New Shares will be allotted to those who, in accordance with the book-entry registry of Iberclear and its member entities, are holders of bonus share rights in the proportion resulting from section 3 above.

(b)	The board of directors, or the executive committee by delegation therefrom, will declare the bonus share rights trading period closed and will reflect in the Bank’s accounts the application of reserves in the amount of the capital increase, which increase will thus be fully paid up.

Likewise, upon conclusion of the bonus share rights trading period, the board of directors, or the executive committee by delegation therefrom, will adopt the relevant resolutions amending the Bylaws in order to reflect the new amount of share capital resulting from the capital increase and applying for admission to listing of the new shares on the Spanish and foreign Stock Exchanges on which the shares of the Bank are listed.

11.-	Delegation for purposes of implementation

Pursuant to the provisions of section 297.1a) of the Spanish Capital Corporations Law, it is resolved to delegate to the board of directors, with express authority to delegate, in turn, to the executive committee, the power to establish the terms and conditions of the capital increase as to all matters not provided for in this resolution. Specifically, and for illustrative purposes only, the following powers are delegated to the board of directors, with express authority to, in turn, delegate them to the executive committee:

1.-	To determine, within one year as from approval thereof, the date on which the resolution so adopted to increase the share capital is to be implemented, and to set the Amount of the Alternative Option, the reserves out of which the capital increase is to be made from among those provided for in the resolution, the record date for the allotment of the bonus share rights and the duration of the bonus share rights trading period.

2.-	To determine the exact amount of the capital increase, the number of New Shares and the bonus share rights needed for the allotment of New Shares in accordance with the rules established by the shareholders at this general shareholders’ meeting.

3.-	To declare the capital increase to be closed and implemented.

4.-	To amend sections 1 and 2 of article 5 of Banco Santander’s Bylaws regarding share capital to conform it to the result of the implementation of the capital increase.

5.-	To waive the right to the New Shares corresponding to the bonus share rights acquired by the Bank or by the respective company of its Group under the Purchase Commitment and, if appropriate, to use voluntary reserves from retained earnings to the extent required for such purpose.

6.-	To carry out all formalities that may be necessary to have the New Shares issued in the capital increase registered in the book-entry registry of Iberclear and admitted to listing on the domestic and foreign Stock Exchanges on which the shares of the Bank are listed, in accordance with the applicable procedures established at each of such Stock Exchanges.

7.-	To take such actions as may be necessary or appropriate to implement and formalise the capital increase before any public or private, Spanish or foreign authorities or agencies, including actions for purposes of statement, supplementation or correction of defects or omissions that might prevent or hinder the full effectiveness of the preceding resolutions.

Nine B.-	Increase in share capital by such amount as may be determined pursuant to the terms of the resolution by means of the issuance of new ordinary shares having a par value of one-half (0.5) euro each, with no share premium, of the same class and series as those that are currently outstanding, with a charge to reserves. Offer to purchase bonus share rights at a guaranteed price. Express provision for the possibility of less than full allotment. Delegation of powers to the board of directors, which may in turn delegate such powers to the executive committee, to establish the terms and conditions of the increase as to all matters not provided for by the shareholders at this general shareholders’ meeting, to take such actions as may be required for implementation hereof, to amend the text of sections 1 and 2 of article 5 of the Bylaws to reflect the new amount of share capital, and to execute such public and private documents as may be necessary to carry out the increase. Application to the appropriate domestic and foreign authorities for admission to trading of the new shares on the Madrid, Barcelona, Bilbao and Valencia Stock Exchanges through Spain’s Automated Quotation System (Mercado Continuo) and on the foreign Stock Exchanges on which the shares of Banco Santander are listed (currently Lisbon, London, Milan, Warsaw, Buenos Aires, Mexico and New York – through ADSs (American Depositary Shares)– and São Paulo –through BDRs (Brazilian Depositary Receipts)–) in the manner required by each of such Stock Exchanges.

Increase in share capital with a charge to reserves

1.-	Capital increase

It is resolved to increase the share capital by the amount that results from multiplying (a) the par value of one-half (0.5) euro per share of Banco Santander, S.A. (“Banco Santander” or the “Bank”) by (b) the determinable number of new shares of Banco Santander resulting from the formula set forth under section 2 below (the “New Shares”).

The capital increase is carried out through the issuance and flotation of the New Shares, which shall be ordinary shares with a par value of one-half (0.5) euro each, of the same class and series as those currently outstanding, represented in book-entry form.

The capital increase is entirely charged to reserves of the type contemplated in section 303.1 of the Spanish Capital Corporations Law.

The New Shares are issued at par value, i.e., for their par value of one-half (0.5) euro, with no share premium, and will be allotted free of charge to the shareholders of the Bank.

Pursuant to the provisions of section 311 of the Spanish Capital Corporations Law, provision is made for the possibility of less than full allotment.

2.-	New Shares to be issued

The number of New Shares will be obtained by applying the following formula, rounded down to the nearest whole number:

NNS = TNShrs / Num. rights

Where,

NNS = Number of New Shares to be issued;

TNShrs = Number of Banco Santander shares outstanding on the date on which the board of directors or, by delegation therefrom, the executive committee resolves to carry out the capital increase; and

Num. rights = Number of bonus share rights needed for the allotment of one New Share, which number will be obtained by applying the following formula, rounded up to the nearest whole number:

Num. rights = TNShrs / Num. provisional shares

Where,

Num. provisional shares = Amount of the Alternative Option / ListPri

For the purposes hereof:

“Amount of the Alternative Option” is the market value of the capital increase, which shall be determined by the board of directors, or by the executive committee by delegation therefrom, based on the number of outstanding shares (i.e. TNShrs) and the remuneration paid to the shareholders with a charge to financial year 2015 to that date, and which shall not exceed 750 million euros.

“ListPri” is the arithmetic mean of the average weighted prices of the Bank’s shares on the Spanish Stock Exchanges in the 5 trading sessions prior to the resolution of the board of directors, or of the executive committee by delegation therefrom, to carry out the capital increase, rounded to the nearest one-thousandth of a euro and, in the event of one-half of one-thousandth of a euro, rounded up to the nearest one-thousandth.

3.-	Bonus share rights

Each outstanding share of the Bank will grant its holder one bonus share right.

The number of bonus share rights needed to receive a New Share will be automatically determined according to the proportion existing between the number of New Shares and the number of outstanding shares (TNShrs). Specifically, shareholders will be entitled to receive one New Share for as many bonus share rights held by them, determined in accordance with section 2 above (Num. rights).

The holders of debentures or instruments convertible into shares of Banco Santander existing at any time shall have no bonus share rights; however, if applicable, they will be entitled to a modification of the ratio for conversion of debentures into shares, (or of the minimum and/or maximum limits of such ratio, when the ratio is variable), in proportion to the amount of the capital increase.

In the event that (i) the number of bonus share rights needed for the allotment of one share (Num. rights) multiplied by the New Shares (NNS) is lower than (ii) the number of outstanding shares (TNShrs), Banco Santander, or an entity of its Group, will waive the right to receive a number of bonus share rights equal to the difference between the two figures, for the sole purpose of having a whole number of New Shares and not a fraction.

The bonus share rights will be allotted to the shareholders of Banco Santander who appear as such in the book-entry registries of Sociedad de Gestión de los Sistemas de Registro, Compensación y Liquidación de Valores, S.A.U. (Iberclear) on the corresponding date in accordance with the applicable rules for clearing and settlement of securities. During the bonus share rights trading period, a sufficient number of bonus share rights may be acquired on the market, in the proportion needed to subscribe for New Shares. The bonus share rights shall be traded on the market during the period determined by the board of directors, or the executive committee by delegation therefrom, subject to a minimum term of fifteen calendar days.

4.-	Irrevocable commitment to acquire bonus share rights

The Bank or, with the Bank’s guarantee, the company of its Group that shall be determined, will make an irrevocable commitment to purchase the bonus share rights received by the shareholders at the price specified below (the “Purchase Commitment”). The Purchase Commitment will be in force and may be accepted by such shareholders during the period, within the bonus share rights trading period, determined by the board of directors, or the executive committee by delegation therefrom. To this end, it is resolved to authorise the Bank or the respective company of its Group to acquire such bonus share rights (as well as the shares corresponding to such rights), subject to the maximum limit of the total number of rights issued and to the duty to comply in all cases with any limitations established by law. The “Purchase Price” of each bonus share right will be equal to the price resulting from the following formula, rounded to the nearest one-thousandth of a euro and, in the event of one-half of one-thousandth of a euro, rounded up to the nearest one-thousandth.

Purchase Price = ListPri / (Num. rights + 1)

5.-	Balance sheet for the transaction and reserve to which the increase will be charged

The balance sheet used for the purposes of the transaction is the balance sheet as of 31 December 2014, duly audited and approved by the shareholders at this ordinary general shareholders’ meeting.

As mentioned above, the capital increase is charged in its entirety to reserves of the type contemplated in section 303.1 of the Spanish Capital Corporations Law. At the time the Increase is made, the board of directors or, by delegation therefrom, the executive committee, will determine the reserve to be used and the amount thereof in accordance with the balance sheet used for the transaction.

6.-	Representation of the New Shares

The shares to be issued will be represented in book-entry form and the relevant records shall be kept by Sociedad de Gestión de los Sistemas de Registro, Compensación y Liquidación de Valores, S.A.U. (Iberclear) and its member entities.

7.-	Rights of the New Shares

The New Shares will confer the same economic, voting and related rights upon their holders as the currently outstanding ordinary shares of Banco Santander from the date on which the capital increase is declared to have been subscribed and paid up.

8.-	Shares on deposit

Once the bonus share rights trading period has ended, the New Shares that it has not been possible to allot due to reasons not attributable to Banco Santander will be held on deposit and will be available to those who evidence lawful ownership of the respective bonus share rights. Three years after the date of conclusion of the bonus share rights trading period, the shares that have still to be allotted may be sold in accordance with section 117 of the Spanish Capital Corporations Law, for the account and at the risk of the interested parties. The net proceeds from the sale will be deposited with the Bank of Spain or with the General Deposit Bank (Caja General de Depósitos) and will be at the disposal of the interested parties.

9.-	Application for admission to listing

It is resolved to apply for the listing of the New Shares on the Madrid, Barcelona, Bilbao and Valencia Stock Exchanges through Spain’s Automated Quotation System (Mercado Continuo), as well as to take such steps and actions as may be necessary and file the required documents with the appropriate authorities of the foreign Stock Exchanges on which Banco Santander shares are traded (currently, Lisbon, London, Milan, Warsaw, Buenos Aires, Mexico and New York –through ADSs (American Depositary Shares)–, and São Paulo – through BDRs (Brazilian Depositary Receipts)–) in order for the New Shares issued as a result of the approved capital increase to be admitted to listing, expressly stating Banco Santander’s submission to such rules as may now or hereafter be in force on stock exchange matters and, especially, on trading, continued listing and delisting.

It is expressly stated for the record that, if the delisting of the Banco Santander shares is subsequently requested, the delisting resolution will be adopted with the same formalities that may be applicable and, in such event, the interests of shareholders opposing or not voting on the delisting resolution will be safeguarded in compliance with the requirements established in the Spanish Capital Corporations Law and related provisions, all in accordance with the provisions of Law 24/1988 of 28 July on the Securities Market and its implementing provisions in force at any time.

10.-	Implementation of the capital increase

Within one year of the date of this resolution, the board of directors or, by delegation therefrom, the executive committee, may resolve to carry out the capital increase and set the conditions therefor as to all matters not provided for in this resolution. However, if the board of directors does not consider it advisable to carry out the capital increase, it may decide not to do so and shall report such decision to the shareholders at the first ordinary general shareholders’ meeting held thereafter. Specifically, in order to decide to implement the increase, the board of directors or, by delegation therefrom, the executive committee, shall review and take into account the market conditions and the level of acceptance of the capital increase approved by the shareholders at this general shareholders’ meeting under item Nine A above, and in the event that, in its opinion, these or other reasons make the implementation thereof inadvisable, it may decide not to carry out the increase and shall report such decision to the shareholders at the general shareholders’ meeting as described above. The capital increase to which this resolution refers shall be null and void if the board of directors does not exercise the powers delegated thereto within the one-year period set by the shareholders at the general shareholders’ meeting for implementation of the resolution.

Upon conclusion of the bonus share rights trading period:

(a)	The New Shares will be allotted to the persons who, in accordance with the book-entry registry of Iberclear and its member entities, are holders of bonus share rights in the proportion resulting from section 3 above.

(b)	The board of directors or, by delegation therefrom, the executive committee, will declare the bonus share rights trading period closed and will reflect in the Bank’s accounts the application of reserves in the amount of the capital increase, which increase will thus be fully paid up.

Likewise, upon conclusion of the bonus share rights trading period, the board of directors or, by delegation therefrom, the executive committee, will adopt the relevant resolutions amending the Bylaws in order to reflect the new amount of share capital resulting from the capital increase and applying for admission to listing of the new shares on the Spanish and foreign Stock Exchanges on which the shares of the Bank are listed.

11.-	Delegation for purposes of implementation

Pursuant to the provisions of section 297.1.a) of the Spanish Capital Corporations Law, it is resolved to delegate to the board of directors, with express authority, in turn, to delegate to the executive committee, the power to establish the terms and conditions of the capital increase as to all matters not provided for in this resolution. Specifically, and for illustrative purposes only, the following powers are delegated to the board of directors, with express authority to, in turn, delegate them to the executive committee:

1.-	To determine, within one year as from approval thereof, the date on which the resolution so adopted to increase the share capital is to be implemented, and to set the Amount of the Alternative Option, the reserves out of which the capital increase is to be made from among those provided for in the resolution, the record date for the allotment of the bonus share rights and the duration of the bonus share rights trading period.

2.-	To determine the exact amount of the capital increase, the number of New Shares and the bonus share rights needed for the allotment of New Shares in accordance with the rules established by the shareholders at this general shareholders’ meeting.

3.-	To declare the capital increase to be closed and implemented.

4.-	To amend sections 1 and 2 of article 5 of Banco Santander’s Bylaws regarding share capital in order to conform it to the result of the implementation of the capital increase.

5.-	To waive the right to the New Shares corresponding to the bonus share rights acquired by the Bank or by the respective company of its Group under the Purchase Commitment.

6.-	To carry out all formalities that may be necessary to have the New Shares issued in the capital increase registered in the book-entry registry of Iberclear and admitted to listing on the domestic and foreign Stock Exchanges on which the shares of the Bank are listed, in accordance with the applicable procedures established at each of such Stock Exchanges.

7.-	To take such actions as may be necessary or appropriate to implement and formalise the capital increase before any public or private, Spanish or foreign authorities or agencies, including actions for purposes of statement, supplementation or correction of defects or omissions that might prevent or hinder the full effectiveness of the preceding resolutions.

Item Ten:

Item Ten A:

I) To rescind, to the extent of the unused amount, resolution Eleven A II) approved at the ordinary general shareholders’ meeting of 28 March 2014.

II) To delegate to the board of directors, in accordance with the general regulations on the issuance of debentures and pursuant to the provisions of section 319 of the Regulations of the Commercial Registry, the power to issue, on one or more occasions, debentures, bonds, preferred interests and other fixed-income securities or debt instruments of a similar nature (including warrants) that are convertible into and/or exchangeable for shares of the Company, all in accordance with the following conditions:

1.	Securities to be issued. The securities covered by this delegation may be debentures, bonds, preferred interests and other fixed-income securities or debt instruments of a similar nature in any of the forms admitted by law and that are convertible into and/or exchangeable for shares of the Company. The delegated powers also cover warrants or similar securities that might give the holders thereof, directly or indirectly, the right to subscribe for or acquire shares of the Company, whether newly-issued or already outstanding, payable by physical delivery or by set-off.

2.	Period of the delegation. The securities may be issued on one or more occasions, at any time, within a maximum period of five (5) years from the date of adoption of this resolution.

3.	Maximum amount. The aggregate maximum amount of the issuance or issuances of securities to be made under this delegation is 10,000 million euros or the equivalent thereof in another currency. For purposes of calculating the above-mentioned limit, in the case of warrants there shall be taken into account the sum of the premiums and exercise prices of the warrants under each issuance approved pursuant to the powers delegated hereby.

It is stated for the record that, as provided in section 510 of the Spanish Capital Corporations Law, the limitation relating to the issuance of debentures established in sub-section 1 of section 405 of the Spanish Capital Corporations Law does not apply to the Bank.

4.	Scope of the delegation. In the exercise of the delegated powers granted herein, and by way of example and not of limitation, the board of directors shall be responsible for determining the amount of each issuance, always within the stated overall quantitative limit; the place of issuance –domestic or foreign– and the currency and, if it is foreign, the equivalent thereof in euros; the denomination, whether bonds (bonos), debentures (obligaciones), preferred interests (participaciones preferentes) or any other denomination permitted by law –including those that are subordinated, if any, among those contemplated in articles 52 or 63 of (EU) Regulation No. 575/2013 of the European Parliament and of the Council, of 26 June 2013, regarding prudential requirements for credit institutions and investment companies–; the issuance date(s); whether the securities are mandatorily or voluntarily convertible and/or exchangeable, even on a contingent basis, and if, voluntarily, whether at the option of the holder of the securities or the issuer; if the securities are not convertible, the possibility of their being exchangeable, in whole or in part, for outstanding shares of the issuing Company or of including a call option on such shares; the interest rate, dates, and procedures for payment of the coupon; whether they are to be callable or not (including, if applicable, the possibility of redemption by the issuer), and, in the former case, the redemption period and events of redemption (in whole or in part), whether they are to be with or without a maturity date and, in the former case, the maturity date; the type of repayment, premiums and tranches; guarantees, including mortgages; form of representation, whether certificated or as book entries; the number of securities and the nominal value thereof, which, in the case of convertible and/or exchangeable securities, shall not be less than the nominal value of the shares; pre-emptive rights, if any, and subscription procedure; applicable law, whether domestic or foreign; the application, if any, for admission to trading on official or unofficial, organised or unorganised, domestic or foreign secondary markets of the securities that are issued in compliance with the requirements in each case established by applicable laws and regulations; and, in general, any other condition applicable to the issuance, and, if applicable, appointing the Examiner (Comisario) and approving the basic rules that are to govern the legal relations between the Bank and the Syndicate, if any and allowed, of holders of the securities that are issued.

The delegation also includes the grant to the board of directors of the power, in each case, to decide the conditions for repayment of the securities issued in reliance on this authorisation, including the power of the board to use, to the extent applicable, the means of withdrawal referred to in section 430 of the Spanish Capital Corporations Law or any other means that may be appropriate. In addition, the board of directors is authorised, whenever it deems appropriate, and subject to the necessary official authorisations being obtained as well as, if required, the approval of the Meetings of the respective Syndicates or bodies representing the holders of the securities, to modify the conditions for repayment of the securities issued and the maturity thereof, as well as the interest rate, if any, of those included in each of the issuances made pursuant to this authorisation.

5.	Basis and methods for conversion and/or exchange. In the event of issuances of securities that are convertible into and/or exchangeable for shares of the Company and for purposes of determining the basis and methods for the conversion and/or exchange, the following standards are hereby approved:

(i)	Securities issued pursuant to this resolution shall be convertible into new shares of the Bank and/or exchangeable for outstanding shares of the Institution in accordance with a conversion and/or exchange ratio that may be fixed (determined or determinable) or variable (in which case, it may include maximum and/or minimum limits on the conversion and/or exchange price), with the board of directors being authorised to determine whether they shall be convertible and/or exchangeable and also to determine whether they are mandatorily or voluntarily convertible and/or exchangeable, even on a contingent basis, and if voluntarily, whether at the option of their holder or of the issuer, at the intervals and during the maximum term established in the issuance resolution, which shall not exceed fifty (50) years from the date of issuance. Such maximum term shall not apply to permanent securities that are convertible and/or exchangeable.

(ii)	In the case of a fixed conversion and/or exchange ratio, for purposes of the conversion and/or exchange, the fixed-income securities shall be valued at their nominal amount and the shares shall be valued at the exchange rate determined in the resolution of the board of directors making use of this delegation, or at the exchange rate determinable on the date or dates specified in the resolution of the board, and based on the listing price of the Bank’s shares on the Stock Exchange on the date(s) or during the period(s) taken as a reference in such resolution, with or without a premium or with or without a discount, and in any case subject to a minimum of the greater of (a) the average (whether arithmetic or weighted) exchange rate for the shares on the Mercado Continuo of the Spanish Stock Exchanges, based on closing prices, average prices or other listing reference, during a period to be determined by the board that shall not be greater than three months nor less than three calendar days and which shall end no later than the day prior to the adoption by the board of the resolution providing for the issuance of the reference securities, and (b) the exchange rate for the shares on such Mercado Continuo according to the closing price on the day preceding the day of adoption of such issuance resolution.

(iii)	The issuance of convertible and/or exchangeable fixed-income securities at a variable conversion and/or exchange ratio may also be approved. In such case, the price of the shares for purposes of the conversion and/or exchange shall be the arithmetic or weighted mean of the closing prices, average prices or other listing reference for the shares of the Company on the Mercado Continuo during a period to be determined by the board of directors, which shall not be greater than three months nor less than three calendar days and which shall end no later than the day prior to the date of conversion and/or exchange, as applicable, with a premium or a discount on such price per share. The premium or discount may be different for each conversion and/or exchange date under each issuance (or under each tranche of an issuance, if any), provided, however, that if a discount is set on the price per share, such discount may not be greater than 30%. Additionally, a minimum and/or maximum reference price may be set for the shares for purposes of the conversion and/or exchange thereof upon the terms established by the board.

(iv)	If the issuance is convertible and exchangeable, the board may also provide that the issuer reserves the right to choose at any time between conversion into new shares or exchange for outstanding shares, specifying the nature of the shares to be delivered at the time of the conversion or exchange, and may also choose to deliver a combination of newly-issued shares and existing shares. In any event, the issuer must respect equality of treatment among all of the holders of the fixed-income securities that are converted and/or exchanged on the same date.

(v)	Upon conversion and/or exchange, the fractional shares that may need to be delivered to the holder of the debentures shall be rounded by default to the immediately lower whole number. The board shall decide whether any difference that might result should be paid to each holder in cash.

(vi)	Under no circumstances shall the value of the shares for the purposes of the ratio for the conversion of the debentures into shares be lower than the nominal value thereof. Pursuant to the provisions of section 415.2 of the Spanish Capital Corporations Law, debentures shall not be converted into shares when the nominal value of the former is lower than that of the latter. Convertible debentures shall likewise not be issued for an amount lower than their nominal value.

Upon approval of an issuance of convertible securities pursuant to the authorisation granted by the shareholders at the meeting, the board of directors shall issue a directors’ report further developing and specifying the basis and methods for the conversion that are specifically applicable to such issuance, based on the above-described standards. This report shall be accompanied by the corresponding auditors’ report referred to in section 414 of the Spanish Capital Corporations Law.

6.	Capital increase and exclusion of pre-emptive rights in connection with convertible securities. The delegation to the board of directors shall also include, by way of example and not of limitation, the following powers:

(i)	The power for the board of directors, within the scope of the provisions of sections 308, 417 and 511 of the Spanish Capital Corporations Law, to totally or partially exclude the pre-emptive rights of the shareholders when such exclusion is required to obtain funds in international markets, for the use of bookbuilding techniques, or when it is in any other manner justified by the Company’s interest within the framework of a specific issuance of convertible securities approved by the board under this authorisation. In any event, if the board decides to eliminate pre-emptive rights with respect to a specific issuance that it may decide to make in reliance on this authorisation, at the time of approving the issuance and in accordance with applicable laws and regulations, it shall prepare a report detailing the specific reasons of corporate interest that justify such measure, which shall be the subject of the corresponding auditor’s report in accordance with sections 417.2 and 511.3 of the Spanish Capital Corporations Law. Such reports shall be made available to the shareholders and shall be communicated to them at the first general shareholders’ meeting held following the adoption of the issuance resolution.

(ii)

The power to increase capital by the amount necessary to accommodate the requests for conversion. Such power may only be exercised to the extent that the board, adding together the capital that is increased in order to cover the issuance of convertible debentures and the other capital increases that have been approved within the scope of authorisations granted by the shareholders at the general shareholders’ meeting, does not exceed the limit of one-half of the share capital amount specified in section 297.1.b) of the Spanish Capital Corporations Law or 20% of such total amount of share capital if the pre-emptive rights of the shareholders are excluded in the issuance of the convertible securities. This authorisation to increase capital includes authorisation to issue and float, on one or more occasions, the shares representing such capital that are necessary to implement the conversion, as well as authorisation to amend the text of the article of the Bylaws relating to the amount of share capital and, if applicable, to nullify the portion of such capital increase that was not needed for a conversion into shares.

(iii)	The power to further develop and specify the basis and methods for the conversion and/or exchange, taking into account the standards set forth in section 5 above and, in general and as broadly as possible, to determine all matters and conditions that may be necessary or appropriate for the issuance.

At subsequent general shareholders’ meetings held by the Company, the board of directors shall inform the shareholders of the use, if any, that has been made through such time of the delegated power to issue securities that are convertible into and/or exchangeable for shares of the Company.

7.	Convertible warrants. The rules set forth in sections 5 and 6 above shall apply, mutatis mutandi, in the event that warrants or other similar securities are issued that might entitle the holders thereof, directly or indirectly, to subscribe for newly-issued shares of the Company; the delegation includes full powers, with the same scope as in the previous sections hereof, to decide on all matters it deems appropriate in connection with those kinds of securities.

8.	Admission to trading. When appropriate, the Company shall apply for admission to trading of the securities issued pursuant to the powers delegated hereby on official or unofficial, organised or unorganised, domestic or foreign secondary markets, with the board of directors being authorised to carry out such formalities and activities before the competent authorities of the various domestic or foreign securities markets as may be necessary for admission to listing.

9.	Delegation. In turn, the board of directors is hereby authorised to delegate to the executive committee those powers conferred pursuant to this resolution that may be delegated.

Item Ten B:

To authorise the board of directors such that, in accordance with the general rules and regulations on the issuance of debentures and pursuant to the provisions of section 319 of the Regulations of the Commercial Registry, it may issue, on one or more occasions, up to 50,000 million euros, or the equivalent thereof in another currency, in fixed-income securities in any of the forms admitted by law, including bonds, certificates, promissory notes, debentures and preferred interests or debt instruments of a similar nature (including warrants payable by physical delivery or set-off). This power may be exercised by the board of directors within a maximum period of five years from the date of adoption of this resolution by the shareholders, at the end of which period it shall be cancelled to the extent of the unused amount.

In the exercise of the delegated powers granted hereby, and by way of example and not of limitation, the board of directors shall be responsible for determining the amount of each issuance, always within the stated overall quantitative limit; the place of issuance –domestic or foreign– and the currency and, if it is foreign, the equivalent thereof in euros; the denomination, whether bonds (bonos), debentures (obligaciones), preferred interests (participaciones preferentes) or any other denomination permitted by law –including those that are subordinated, if any, among those contemplated in articles 52 or 63 of (EU) Regulation No. 575/2013 of the European Parliament and of the Council, of 26 June 2013, concerning prudential requirements for credit institutions and investment companies–; the issuance date(s); the possibility of their being exchangeable, in whole or in part, for shares or other existing securities of other entities (and, if exchangeable, the fact that they may be mandatorily or voluntarily exchangeable and, in the latter case, at the option of the holder of the securities or of the issuer) or of including a call option on such shares; the interest rate, dates and procedures for payment of the coupon; whether they are to be callable or not and, in the former case, the redemption period and events of redemption (in whole or in part), whether they are to be with or without a maturity date and, in the former case, the maturity date; the type of repayment, premiums and tranches; guarantees, including mortgages; form of representation, whether certificated or as book entries; the number of securities and the nominal value thereof; subscription procedure; applicable law, whether domestic or foreign; the application, if any, for admission to trading of the securities that are issued on official or unofficial, organised or unorganised, domestic or foreign secondary markets in compliance with the requirements in each case established by applicable laws and regulations; and, in general, any other condition applicable to the issuance, and, if appropriate, appointing the Examiner (Comisario) and approving the basic rules that are to govern the legal relations between the Bank and the Syndicate, if any and allowed, of holders of the securities that are issued.

The delegation also includes the grant to the board of directors of the power, in each case, to decide the conditions for repayment of the fixed-income securities issued in reliance on this authorisation, and the power to use, to the extent applicable, the means of withdrawal referred to in section 430 of the Spanish Capital Corporations Law or any other means that may be appropriate. In addition, the board of directors is authorised, whenever it deems appropriate, and subject to the necessary official authorisations being obtained, as well as, if required, the approval of the Meetings of the respective Syndicates or bodies representing the holders of the securities, to modify the conditions for repayment of the fixed-income securities issued and the maturity thereof, as well as the interest rate, if any, of those included in each of the issuances made pursuant to this authorisation.

As to limits on the delegation, the aforementioned amount of 50,000 million euros is the maximum overall limit that may be reached at any time by the outstanding nominal balance of the promissory notes or similar securities issued, added to the nominal amount issued of other securities also issued under this authorisation granted to the board of directors. In the case of warrants, the sum of the premiums and exercise prices of the warrants from each issuance approved in accordance with this delegation shall be taken into account for the calculation of the above-mentioned limit.

The board of directors is hereby authorised to delegate in turn to the executive committee those powers conferred pursuant to this resolution that may be delegated.

Finally, it is stated for the record that, pursuant to the provisions of section 510 of the Spanish Capital Corporations Law, the limitation provided in section 405.1 of such law regarding the issuance of debentures does not apply to the Bank.

Item Eleven:

To approve, pursuant to the provisions of section 529 novodecies of the Spanish Capital Corporations Law (Ley de Sociedades de Capital), the director remuneration policy of Banco Santander, S.A. for financial years 2015 and 2016, the text of which has been made available to the shareholders within the framework of the call to the general shareholders’ meeting.

Item Twelve:

To approve, for purposes of the provisions of section 2 of article 58 of the Bylaws, a fixed annual amount of 6,000,000 euros as remuneration of the directors in their capacity as such, which amount shall apply to the remuneration for financial year 2015 and shall remain in effect to the extent that the shareholders at the general shareholders’ meeting do not resolve to change it, provided, however, that the board of directors may reduce it upon the terms established in such bylaw provision.

Item Thirteen:

To approve a maximum ratio of 200% between the variable and fixed components of the total remuneration of the executive directors and employees belonging to categories whose professional activities have a material impact on the risk profile of the Group upon the terms set forth below:

(i)	Number of affected persons: all members of the Identified Staff, subject to a maximum of 1,300, such number being 1,090 at 31 December 2014, as itemised in the Exhibit to the detailed proposal and recommendation prepared by the board of directors.

The beneficiaries of this resolution include the executive directors of Banco Santander and other employees of Banco Santander or other companies of the Group belonging to categories whose professional activities have a material impact on the risk profile of the Bank or the Group, including senior executives, risk-taking employees or employees engaged in control functions, as well as other employees whose total remuneration takes them into the same remuneration bracket as that for the foregoing categories (the “Identified Staff”). It is stated for the record that the members of this group have been identified pursuant to the standards established in Commission Delegated Regulation (EU) No 604/2014 of 4 March 2014 supplementing Directive 2013/36/EU of the European Parliament and of the Council with regard to regulatory technical standards with respect to qualitative and appropriate quantitative criteria to identify categories of staff whose professional activities have a material impact on an institution’s risk profile.

(ii)	Authorisation.

Without prejudice to the general provisions set forth in item Fifteen or to the powers of the board of directors in remuneration matters under the Bylaws and the rules and regulations of the board of directors, the board of directors of the Bank is hereby authorised, to the extent required, to implement this resolution, with the power to elaborate, as necessary, on the content hereof and that of the agreements and other documents to be used or adapted for such purpose. Specifically, and merely by way of example, the board of directors shall have the following powers:

(a)	To determine any modifications that should be made in the affected Identified Staff, within the maximum limit of persons established by the shareholders at the general shareholders’ meeting, as well as the composition and amount of the fixed and variable components of the total remuneration of the members of such group.

(b)	To approve the content of the agreements and any other supplementary documents that may be required or appropriate.

(c)	To approve all such notices and supplementary documentation as may be necessary or appropriate to file with the European Central Bank, the Bank of Spain or any other public or private entity.

(d)	To take any action, carry out any procedure or make any statement before any public or private entity or agency to secure any required authorisation or verification.

(e)	To interpret the foregoing resolutions, with powers to adapt them, without affecting their basic content, to any new circumstances that may arise, including any regulations or provisions that may prevent their implementation upon the terms approved or that require the adjustment thereof.

(f)	In general, to take any actions and execute all such documents as may be necessary or appropriate.

The board of directors may delegate to the executive committee all the powers conferred in this resolution Thirteen (except for those that may not be delegated under the law).

The provisions of this resolution are deemed to be without prejudice to the exercise by such of the Bank’s subsidiaries as may be appropriate in each case of the powers they hold to implement the remuneration policy with respect to their own executives and employees who belong to the Identified Staff and, if applicable, to adjust such policy to regulations or to the requirements of competent authorities in the respective jurisdiction.

Item Fourteen:

Item Fourteen A:

Fifth Cycle of the Deferred and Conditional Variable Remuneration Plan

To approve the implementation of the fifth cycle of the Deferred and Conditional Variable Remuneration Plan, inasmuch as it is a remuneration system that includes the delivery of shares of the Bank or of rights thereon, which has been approved by the board of directors on the terms and conditions described below:

I.	Purpose and Beneficiaries

The fifth cycle of the Deferred and Conditional Variable Remuneration Plan will be implemented in connection with the variable remuneration or bonus (hereinafter, the “Bonus”) for financial year 2015 that is approved by the board of directors or the appropriate body in each case, for executive directors and certain employees of the Santander Group belonging to categories whose professional activities have a material impact on the risk profile of the institution or its Group (all of them being referred to as the “Identified Staff” and determined in accordance with section 32.1 of Law 10/2014 of 26 June on organisation, supervision and solvency of credit institutions, and the regulations thereunder) or other persons included in such group due to regulatory requirements or corporate rules in a particular country.

The number of members of the Identified Staff affected by this resolution comes to 1,090 persons at 31 December 2014, though it does not affect those whose Bonus is not paid, either in whole or in part, in shares of Banco Santander but in shares of subsidiaries of Banco Santander. Taking into account possible changes in the workforce, the number of beneficiaries of this resolution might change. The board of directors, or the executive committee acting by delegation therefrom, may approve inclusions (through promotion or hiring at the Santander Group) in or exclusions from the Identified Staff (which may come to approximately 1,300 persons), without the maximum total number of shares to be delivered that is authorised at any time being modified as a result.

The purpose of this fifth cycle of the Deferred and Conditional Variable Remuneration Plan is to defer a portion of the Bonus over a period of three or five years, depending on the beneficiary’s profile, with any payment thereof being made in cash and in Santander shares, and with the other portion of such variable remuneration being also paid in cash and in Santander shares upon commencement, all in accordance with the rules set forth below.

II.	Operation

The Bonus of the beneficiaries for financial year 2015 will be paid according to the following percentages, depending on the time of payment and on the group to which the beneficiary belongs (the “Immediate Payment Percentage” to identify the portion for which payment is not deferred, and the “Deferred Percentage” to identify the portion for which payment is deferred):

	Immediate Payment Percentage	Deferred Percentage	Deferral Period
Executive directors and members of the Identified Staff whose total variable remuneration is ≥ €2.6 million	40%	60%	5 years
Division directors, country heads in countries representing at least 1% of the Group’s financial capital, other executives of the Santander Group with a similar profile and members of the Identified Staff whose total variable remuneration is ≥ €1.7 million (< €2.6 million)	50%	50%	5 years
Other beneficiaries	60%	40%	3 years

Taking the foregoing into account, the Bonus for financial year 2015 will be paid as follows:

(i)	Each beneficiary will receive in 2016, depending on the group to which such beneficiary belongs, the Immediate Payment Percentage applicable in each case, in halves and net of taxes (or withholdings), in cash and in Santander shares (the “Initial Date”, meaning the specific date on which the Immediate Payment Percentage is paid).

(ii)	Payment of the Deferred Percentage of the Bonus applicable in each case depending on the group to which the beneficiary belongs will be deferred over a period of 3 or 5 years (the “Deferral Period”) and will be paid in thirds or fifths, as applicable, within thirty days of the anniversaries of the Initial Date in 2017, 2018 and 2019 and, if applicable, 2020 and 2021 (the “Anniversaries”), provided that the conditions described below are met.

(iii)	After deduction of any taxes (or withholdings) applicable at any time, the net amount of the deferred portion will be paid in thirds or fifths, 50% in cash and the other 50% in Santander shares.

(iv)	The beneficiaries receiving Santander shares pursuant to paragraphs (i) to (iii) above may not transfer them or hedge them directly or indirectly for one year as from each delivery of shares. The beneficiaries may likewise not hedge the shares directly or indirectly prior to delivery thereof.

In addition to continuity of the beneficiary within the Santander Group1, the accrual of the deferred remuneration is subject to none of the following circumstances arising, in the opinion of the board of directors at the proposal of the remuneration committee, during the period before each delivery as a consequence of actions taken in 2015:

(i)	poor financial performance of the Group;

(ii)	violation by the beneficiary of internal regulations, particularly those relating to risks;

(iii)	material restatement of the Group’s financial statements, when so considered by the external auditors, except when appropriate pursuant to a change in accounting standards; or

(iv)	significant changes in the financial capital or risk profile of the Group.

The board of directors, at the proposal of the remuneration committee and based on the level of achievement of such conditions, shall determine the specific amount of deferred remuneration to be paid on each occasion.

If the foregoing requirements are met on each Anniversary, the beneficiaries shall receive the cash and shares, in thirds or fifths, as applicable, within thirty days of the first, second, third and, if applicable, fourth and fifth Anniversary.

On the occasion of each delivery of shares and cash, if applicable, the beneficiary shall be paid an amount in cash equal to the dividends paid on the deferred amount in shares of the Bonus and the interest accrued on the deferred cash amount of the Bonus, in both cases from the Initial Date through the corresponding date of payment of the shares and cash. In cases of application of the Santander Dividendo Elección scrip dividend scheme, the price paid shall be the price offered by the Bank for the bonus share rights corresponding to such shares.

III.	Maximum Number of Shares to Be Delivered

The final number of shares delivered to each beneficiary, including both those for immediate payment and those for deferred payment, shall be calculated taking into account: (i) the amount resulting from applying applicable taxes (or withholdings), and (ii) the average weighted daily volume of the average weighted listing prices of the shares of Santander for the fifteen trading sessions prior to the date on which the board of directors approves the Bonus for the executive directors of the Bank for financial year 2015 (hereinafter, the “2016 Listing Price”).

[1]	When termination of the relationship with Banco Santander or another entity of the Santander Group is due to retirement, early retirement or pre-retirement of the beneficiary, for a termination judicially declared to be improper, unilateral separation for good cause by an employee (which includes, in any case, the situations set forth in section 10.3 of Royal Decree 1382/1985, of 1 August, governing the special relationship of senior management, for the persons subject to these rules), permanent disability or death, or as a result of an employer other than Banco Santander ceasing to belong to the Santander Group, as well as in those cases of mandatory redundancy, the right to delivery of the shares and the cash amounts that have been deferred (as well as applicable dividends and interest) shall remain under the same conditions in force as if none of such circumstances had occurred.

In the event of death, the right shall pass to the successors of the beneficiary.

In cases of justified temporary leave due to temporary disability, suspension of the contract of employment due to maternity or paternity, or leave to care for children or a relative, there shall be no change in the rights of the beneficiary.

If the beneficiary goes to another company of the Santander Group (including through international assignment and/or expatriation), there shall be no change in the rights thereof.

If the relationship terminates by mutual agreement or because the beneficiary obtains a leave not referred to in any of the preceding paragraphs, the terms of the termination or temporary leave agreement shall apply.

None of the above circumstances shall give the right to receive the deferred amount in advance. If the beneficiary or the successors thereof maintain the right to receive deferred remuneration in shares and in cash (as well as applicable dividends and interest), such remuneration shall be delivered within the periods and upon the terms set forth in the plan rules.

Taking into account that the board of directors has estimated that the maximum amount of the Bonus to be delivered in shares to the beneficiaries of the fifth cycle of the Deferred and Conditional Variable Remuneration Plan will come to 182 million euros (the “Maximum Amount of Bonus Distributable in Shares” or “MABDS”), the maximum number of Santander shares that may be delivered to such beneficiaries under this plan (the “Limit of Bonus in Shares” or “LBS”) will be determined, after deducting any applicable taxes (or withholdings), by applying the following formula:

LBS=	MABDS
2016 Listing Price

Included in the Maximum Amount of Bonus Distributable in Shares is the estimated maximum amount of the Bonus to be delivered in shares for the executive directors of the Bank, which is 9.1 million euros (the “Maximum Amount Distributable in Shares for Executive Directors” or “MADSED”). The maximum number of Santander shares that may be delivered to the executive directors under this plan (the “Limit on Shares for Executive Directors” or “LSED”) will be determined, after deducting any applicable taxes (or withholdings), by applying the following formula:

LSED=	MADSED
2016 Listing Price

IV.	Other Rules

In the event of a change in the number of shares due to a decrease or increase in the par value of the shares or a transaction with an equivalent effect, the number of shares to be delivered will be modified so as to maintain the percentage of the total share capital represented by them.

Information from the stock exchange with the largest trading volume will be used to determine the listing price of the share.

If necessary or appropriate for legal, regulatory or similar reasons, the delivery mechanisms provided for herein may be adapted in specific cases without altering the maximum number of shares linked to the plan or the basic conditions upon which the delivery thereof is made contingent. Such adaptations may include the substitution of the delivery of shares with the delivery of equivalent amounts in cash or vice versa.

The shares to be delivered may be owned by the Bank or by any of its subsidiaries, be newly-issued shares, or be obtained from third parties with whom agreements have been signed to ensure that the commitments made will be met.

V.	Authorisation

Without prejudice to the general provisions set forth in item Fifteen or in preceding sections or to the powers of the board of directors in remuneration matters under the Bylaws and the rules and regulations of the board, the board of directors of the Bank is hereby authorised, to the extent required, to implement this resolution, with the power to elaborate, as necessary, on the rules set forth herein and on the content of the agreements and other documents to be used. Specifically, and merely by way of example, the board of directors will have the following powers:

(i)	To approve the content of the agreements and of such other supplementary documentation as may be necessary or appropriate.

(ii)	To approve all such notices and supplementary documentation as may be necessary or appropriate to file with any government agency or private entity, including, if required, the respective prospectuses.

(iii)	To take any action, carry out any procedure or make any statement before any public or private entity or agency to secure any required authorisation or verification.

(iv)	To determine the specific number of shares to be received by each of the beneficiaries of the plan to which this resolution refers, observing the established maximum limits.

(v)	To determine the assignment of the beneficiaries of the plan to one group or another within the Identified Staff; to set, without altering the maximum amount of the Bonus to be delivered in shares, the specific number of beneficiaries of the plan; to establish the market interest rate to be applied to the deferred portion to be paid in cash; to apply the measures and mechanisms that may be appropriate to compensate for the dilution effect, if any, that may occur as a result of corporate transactions, and in the event that the maximum amount distributable in shares to be delivered is exceeded with respect to any of the three groups to which the plan is directed, to authorise the deferral and payment of the excess in cash.

(vi)	To interpret the foregoing resolutions, with powers to adapt them, without affecting their basic content, to any new circumstances that may arise, including, in particular, adapting the delivery mechanisms, without altering the maximum number of shares linked to the plan or the basic conditions upon which the delivery thereof is made contingent, which may include the substitution of the delivery of shares with the delivery of equivalent amounts in cash. In addition, the board may adapt the aforementioned plan (including the introduction of new conditions for the delivery of any deferred amount of the Bonus or the amendment of existing conditions and, if applicable, the increase of the Deferred Percentage or the Deferral Period) to any mandatory regulations or administrative interpretation that may prevent the implementation thereof on the approved terms.

(vii)	To further develop and specify the conditions upon which the receipt by the beneficiaries of the respective shares or deferred amounts is contingent, as well as to determine whether, according to the plan to which this resolution refers, the conditions upon which the receipt by the beneficiaries of the respective shares is made contingent have been fulfilled, with the power to modulate the cash amounts and the number of shares to be delivered depending on the existing circumstances, all following a proposal of the remuneration committee.

(viii)	In general, to take any actions and execute all such documents as may be necessary or appropriate.

The board of directors may delegate to the executive committee all the powers conferred in this resolution Fourteen A (except for those that may not be delegated under the law).

The provisions of this resolution are deemed to be without prejudice to the exercise by such of the Bank’s subsidiaries as may be appropriate in each case of the powers they hold to implement the variable remuneration policy, the plan and the cycles thereof with respect to their own executives and employees and, if applicable, to adjust them to regulations or to the requirements of competent authorities in the respective jurisdiction.

Fourteen B:

Second Cycle of the Performance Shares Plan

To approve the implementation of the second cycle of the Performance Shares Plan, inasmuch as it is a remuneration system that includes the delivery of shares of the Bank or of rights thereon, which has been approved by the board of directors on the terms and conditions described below:

I.	Purpose and Beneficiaries

The second cycle of the Performance Shares Plan will be implemented with respect to the long-term incentive (hereinafter, the “LTI”) to be approved by the board of directors or by the appropriate body in each case for financial year 2015 for the executive directors and other members of the Identified Staff, as defined in resolution Fourteen A above. In addition, this second cycle of the Performance Shares Plan will also apply to other Bank employees who are not included in the Identified Staff (“Other Beneficiaries”) in respect of whom it is deemed advisable to include the potential delivery of shares of the Company in their remuneration package, in order to better align the interests of the employee with those of the Company.

The number of persons covered by this resolution comes to approximately 3,000 taking into account the estimate number of members of the Identified Staff or Other Beneficiaries that will receive its LTI, in whole or in part, in Banco Santander shares. In any event, taking into account possible changes in the workforce, the number of beneficiaries might change. The board of directors, or the executive committee acting by delegation therefrom, may approve inclusions (through promotion or hiring at the Santander Group) in or exclusions from the group of beneficiaries, without the maximum total number of shares to be delivered that is authorised at any time being modified as a result.

The purpose of this second cycle of the Performance Shares Plan is to implement the component of variable remuneration of the Identified Staff, consisting of a long-term incentive in shares based on the Bank’s performance over a multi-year period, as well as to introduce, vis-à-vis the Other Beneficiaries, an incentive that enhances the alignment of the beneficiaries’ interests with those of the Company.

II.	Duration

This cycle of the Performance Shares Plan will cover the years 2015, 2016, 2017 and 2018, upon the terms set forth in this resolution.

III.	Maximum Number of Shares to Be Delivered

The maximum amount of the LTI and, therefore, the maximum number of shares to which a beneficiary may be entitled under this plan is established at up to 20% of such beneficiary’s reference bonus for financial year 2015.

Taking into account that the maximum LTI amount calculated by the board of directors for all of the beneficiaries comes to the sum of 125 million euros (the “Collective Maximum LTI”), the maximum number of Santander shares that may be delivered to such beneficiaries under this plan (the “Limit of the LTI in Shares”) shall be determined by applying the following formula:

Limit of the LTI in shares=	Collective Maximum LTI
2016 Listing Price

where “2016 Listing Price” shall be the average weighted daily volume of the average weighted listing prices of Santander shares for the fifteen trading sessions prior to the date on which the board of directors approves the Bonus for the Bank’s executive directors for financial year 2015.

Included in such amount is the calculation of the maximum LTI amount for the executive directors of the Bank, which totals 3.7 million euros (the “Maximum LTI for Executive Directors”). The maximum number of Santander shares that may be delivered to the executive directors under this plan (the “Limit of the LTI in Shares for Executive Directors”) shall be determined by applying the following formula:

Limit ot the LTI in Shares for Executive Directors =	Collective Maximum LTI for Executive Directors
2016 Listing Price

IV.	Determination of the LTI

The board of directors, upon a proposal of the remuneration committee, shall establish the LTI for each beneficiary for 2015 (the “Approved LTI Amount”) based on an amount of up to 20% of such beneficiary’s bonus for financial year 2015, depending on the budget of each country or division, where applicable, and taking into account (i) the earnings per share (EPS) of the Santander Group and (ii) the return on tangible equity ratio (“ROTE”) of the Santander Group for financial year 2015 compared to the target for such financial year.

Both elements shall have the same weight on the establishment of the LTI and each of them will be assessed in accordance with the following target achievement scales:

(a)	Scale applicable to the Santander Group’s EPS in 2015 compared to the target for such financial year:

EPS in 2015 (% of target 2015 EPS)	“2015 EPS Coefficient”
≥ 90%	1
> 75% but < 90%	0.75 – 1 (*)
≤ 75%	0

(*)	Straight-line increase in 2015 EPS Coefficient based on the specific percentage that 2015 EPS represents of the target EPS within this bracket of the scale.

(b)	Scale applicable to the ROTE of the Santander Group for financial year 2015 compared to the target for such financial year:

ROTE in 2015 (% of target 2015 ROTE)	“2015 ROTE Coefficient”
≥ 90%	1
> 75% but <90%	0.75 – 1(*)
≤ 75%	0

(*)	Straight-line increase in 2015 ROTE Coefficient based on the specific percentage that 2015 ROTE represents of the target ROTE within this bracket of the scale.

In order to determine the Approved LTI Amount, if any, to which each beneficiary is entitled, the 2015 EPS Coefficient and the 2015 ROTE Coefficient resulting from the scales above shall be applied to the corresponding percentage of such beneficiary’s reference bonus, in accordance with the following formula:

Approved LTI Amount = Ref.Am. x (0.5 x 2015 EPS Coefficient + 0.5 x 2015 ROTE Coefficient)

where “Ref. Am.” is the amount resulting from multiplying a percentage of up to 20% (which will be determined by the board of directors, at the proposal of the remuneration committee, according to the budget of the group, specific country or division, where applicable) by the benchmark bonus of the beneficiary.

The Approved LTI Amount shall be entirely deferred over 3 years (2016, 2017 and 2018), and the accrual and final amount thereof shall be tied to the level of achievement of the targets set referring to the 2015-2017 period (the “Multiyear Objectives”) and to the other conditions of the plan. Thus, the amount to be paid and, consequently, the final number of shares to be delivered to each beneficiary, shall be calculated based on the Approved LTI Amount and taking into account: (i) the level of achievement of the Multiyear Objectives; (ii) the result of deducting any applicable taxes (or withholdings); and (iii) the 2016 Listing Price.

V.	Accrual of the LTI Linked to Multiyear Objectives

The Approved LTI Amount for each beneficiary shall be deferred over a period of 3 years and shall be paid, if applicable, at the beginning of financial year 2019 (and, it can be expected, during the first quarter) (the “LTI Payment Date”) depending on the achievement of the Multiyear Objectives and of the other conditions of the plan. Thus, prior to the LTI Payment Date, the board of directors, following a proposal of the remuneration committee, will determine the amount, if any, that each beneficiary is to receive (the “Final LTI Amount”) based on the Approved LTI Amount.

The Multiyear Objectives and the metrics and compliance scales thereof are as described below:

(a)	The relative performance of the EPS growth of the Santander Group for the 2015-2017 period compared to a peer group of 17 credit institutions (the “Peer Group”).

EPS growth shall be understood as the percentage ratio between the earnings per share according to the initial and final consolidated annual financial statements for the comparison period (i.e. the consolidated financial statements ended 31 December 2014 and 31 December 2017, respectively).

Ranking of Santander’s 2015-2017 EPS growth	“EPS Coefficient”
From 1st to 5th	1
6th	0.875
7th	0.75
8th	0.625
9th	0.50
10th – 18th	0

The Peer Group is made up of the following institutions: Wells Fargo, JP Morgan Chase, HSBC, Bank of America, Citigroup, BNP Paribas, Lloyds, UBS, BBVA, Barclays, Standard Chartered, ING, Deutsche Bank, Société Générale, Intesa SanPaolo, Itaú-Unibanco and Unicredito.

(b)	The ROTE of the Santander Group for financial year 2017:

ROTE in 2017 (%)	“ROTE Coefficient”
≥ 12%	1
> 11% but < 12%	0.75 – 1 (*)
≤ 11%	0

(*)	Straight-line increase in ROTE Coefficient based on the specific percentage of the Santander Group ROTE in financial year 2017 within this bracket of the scale.

For the LTI beneficiaries entrusted with duties in a specific business division or country, the results of the division or country under their management will be considered, and for the others, the Group’s results will be considered. For such purposes, the board of directors may reduce the ROTE Coefficient applicable to each beneficiary according to the performance of a specific country or division relative to its budgetary targets.

(c)	Employee satisfaction, measured by whether or not the corresponding Group company is included within the “Top 3” of the best banks to work for in 2017.

For the purposes of this metric, the achievement scale differs for beneficiaries performing their duties for a specific country and those that carry out activities for the group in general (as in the case of the executive directors) or for units with respect to which this metric cannot be individualized.

(i)	Achievement scale at country level:

Ranking among the best banks to work for in 2017	“Employees Coefficient”
1st to 3rd	1
4th or lower	0

(ii)	Achievement scale at Santander Group level:

No. of principal markets in which Santander is in the Top 3 of the best banks to work for in 2017	Employees Coefficient
6 or more	1
5 or fewer	0

For these purposes, the “Principal Markets” of the Santander Group are: Germany, Argentina, Brazil, Chile, Spain, the United States, Mexico, Poland, Portugal and the United Kingdom.

(d)	Customer satisfaction, measured by whether or not the corresponding Group company is included among the “Top 3” of the best banks on the customer satisfaction index in 2017.

For the purposes of this metric, the achievement scale differs for beneficiaries performing their duties for a specific country and those that carry out activities for the group in general (as in the case of the executive directors) or for units with respect to which this metric cannot be individualized.

(i)	Achievement scale at country level:

Ranking among the best banks according to customer satisfaction index in 2017	“Customers Coefficient”
1st to 3rd	1
4th or lower	0

(ii)	Achievement scale at Santander Group level:

No. of Principal Markets in which Santander is in the Top 3 of the best banks on the customer satisfaction index in 2017	Customers Coefficient
10	1
Between 6 and 9	0.2 – 0.8 (*)
5 or fewer	0

(*)	Straight-line increase in Customers Coefficient, such that, within this bracket of the scale, the coefficient is increased by 0.2 for each additional Principal Market in which the customer satisfaction index is in the Top 3.

(e)	Customer loyalty, taking into account that the Santander Group target is 17 million loyal retail customers and 1.1 million SMEs and corporate loyal customers as at 31 December 2017.

For the purposes of this metric, the achievement scales differ for beneficiaries performing their duties for a specific country and those that carry out activities for the group in general (as in the case of the executive directors) or for units with respect to which this metric cannot be individualized.

(i)	Achievement scales at country level:

Retail loyal customers (% of target for corresponding market)	“Retail Coefficient”	SME and corporate loyal customers (% of target for corresponding market)	“Corporates Coefficient”
≥ 100%	1	≥ 100%	1
> 90% but < 100%	0.5 – 1 (*)	> 90% but < 100%	0.5 – 1 (*)
≤ 90%	0	≤ 90%	0

(*)	Straight-line increase of the Retail Coefficient and of the Corporates Coefficient based on the actual percentage, within these brackets of each scale, of the number of loyal customers of each kind at 31 December 2017 compared to the target.

(ii)	Achievement scales at Santander Group level:

Retail loyal customers (millions)	Retail Coefficient	SME and corporate retail customers (million)	Corporates Coefficient
≥ 17	1	≥ 1.1	1
> 15 but < 17	0,5 – 1 (*)	> 1 but < 1.1	0.5 – 1 (*)
≤ 15	0	≤ 1	0

(*)	Straight-line increase in Retail Coefficient and Corporates Coefficient based on the number of loyal customers of each kind at 31 December 2017.

Based on the compliance metrics and scales above and on the data for year-end 2017, the accrued LTI amount for each beneficiary (the “Accrued LTI Amount”) shall be determined in accordance with the following formula:

Accrued LTI Amount = Amt. x (0.25 x A + 0.25 x B + 0.2 x C + 0.15 x D + 0.075 x E1 + 0.075 x E2)

where:

☐	“Amt.” is the Approved LTI Amount for the beneficiary.

☐	“A” is the EPS Coefficient resulting from the scale in paragraph (a) above based on the performance during the 2015-2017 period of the EPS growth of the Santander Group compared to the Peer Group.

☐	“B” is the ROTE Coefficient resulting from the scale in paragraph (b) above based on the performance during financial year 2017 of the ROTE of the Santander Group, adjusted downwards, if applicable, in the terms indicated in paragraph (b) above.

☐	“C” is the Employees Coefficient resulting from the scales in paragraph (c) above, according to the ranking of Santander among the best banks to work for in the relevant market or markets pursuant to the duties that each beneficiary performs.

☐	“D” is the Customers Coefficient resulting from the scales in paragraph (d) above, according to the ranking of Santander on the customer satisfaction index in the relevant market or markets pursuant to the duties that each beneficiary performs.

☐	“E1” is the Retail Coefficient resulting from the scales in paragraph (e) above relative to the retail loyal customers, taking into account the relevant market or markets pursuant to the duties that each beneficiary performs.

☐	“E2” is the Corporates Coefficient resulting from the scales in paragraph (f) above relative to the SME and corporate loyal customers, taking into account the relevant market or markets pursuant to the duties that each beneficiary performs.

VI.	Other conditions for the accrual of the LTI.

The LTI accrual period ends on 31 December 2018, and therefore the plan conditions must met by the end of this period, without prejudice to the above metrics referring to the 2015-2017 period. Consequently:

a)	In determining the Final LTI Amount, the board of directors, upon a proposal of the remuneration committee, may at any time before the LTI Payment Date reduce the Accrued LTI Account of each beneficiary if they have incurred excessive risks to meet the Multiyear Objectives, whether at a global level or in specific countries or divisions, according to the duties that the corresponding beneficiary performs.

b)	In addition to the continuity of the beneficiary within the Santander Group [2] , the delivery of the shares that must be paid on the LTI Payment Date is subject to none of the following circumstances arising, in the opinion of the board of directors at the proposal of the remuneration committee, during the period prior to the LTI Payment Date as a consequence of actions taken in 2015:

(i)	poor financial performance of the Group;

[2]	When termination of the relationship with Banco Santander or another entity of the Santander Group is due to retirement, early retirement or pre-retirement of the beneficiary, for a termination judicially declared to be improper, unilateral separation for good cause by an employee (which includes, in any case, the situations set forth in section 10.3 of Royal Decree 1382/1985, of 1 August, governing the special relationship of senior management, for the persons subject to these rules), permanent disability or death, or as a result of an employer other than Banco Santander ceasing to belong to the Santander Group, as well as in those cases of mandatory redundancy, the right to delivery of the shares corresponding to the LTI (as well as applicable dividends) shall remain under the same conditions in force as if none of such circumstances had occurred.

In the event of death, the right shall pass to the successors of the beneficiary.

In cases of justified temporary leave due to temporary disability, suspension of the contract of employment due to maternity or paternity, or leave to care for children or a relative, there shall be no change in the rights of the beneficiary.

If the beneficiary goes to another company of the Santander Group (including through international assignment and/or expatriation), there shall be no change in the rights thereof.

If the relationship terminates by mutual agreement or because the beneficiary obtains a leave not referred to in any of the preceding paragraphs, the terms of the termination or temporary leave agreement shall apply.

None of the above circumstances shall give the right to receive the LTI in advance. If the beneficiary or the successors thereof maintain the right to receive the shares corresponding to the LTI (as well as applicable dividends), such shares shall be delivered within the periods and upon the terms set forth in the Plan rules.

(ii)	violation by the beneficiary of internal regulations, particularly those relating to risks;

(iii)	material restatement of the Group’s financial statements, when so considered by the external auditors, except when appropriate pursuant to a change in accounting standards; or

(iv)	significant changes in the financial capital or risk profile of the Group.

The board of directors, at the proposal of the remuneration committee and based on the level of achievement of such conditions, shall determine the specific Final LTI Amount and, therefore, the number of shares to be delivered to the beneficiary.

VII.	Operation

a)	On the LTI Payment Date, once the Final LTI Amount has been determined as provided in sections V and VI above, the number of Santander shares corresponding to that amount shall be delivered to the beneficiary after deducting any applicable taxes (or withholdings), such shares being calculated based on the 2016 Listing Price.

b)	Members of the Identified Staff receiving Santander shares corresponding to the LTI may not transfer them or hedge them directly or indirectly for one year as from the delivery of the shares. The beneficiaries (including both members of the Identified Staff and Other Beneficiaries) may likewise not hedge the shares directly or indirectly prior to delivery thereof.

c)	On the occasion of the delivery of shares under this cycle, if applicable, the beneficiary shall be paid an amount in cash equal to the dividends paid on the respective shares from the date of establishment of the Approved LTI Amount through the LTI Payment Date. In cases of application of the Santander Dividendo Elección scrip dividend scheme, the price paid shall be that offered by the Bank for the bonus share rights corresponding to such shares.

VIII.	Other Rules

In the event of a change in the number of shares due to a decrease or increase in the par value of the shares or a transaction with an equivalent effect, the number of shares to be delivered will be modified so as to maintain the percentage of the total share capital represented by them.

Information from the stock exchange with the largest trading volume will be used to determine the listing price of the shares.

If necessary or appropriate for legal, regulatory or similar reasons, the delivery mechanisms provided for herein may be adapted in specific cases without altering the maximum number of shares linked to the plan or the basic conditions upon which the delivery thereof is made contingent. Such adaptations may include the substitution of the delivery of shares with the delivery of equivalent amounts in cash.

The shares to be delivered may be owned by the Bank or by any of its subsidiaries, be newly-issued shares or be obtained from third parties with whom agreements have been signed to ensure that the commitments made will be met.

IX.	Authorisation

Without prejudice to the general provisions set forth in item Fifteen or in preceding sections or to the powers of the board of directors in remuneration matters under the Bylaws and the rules and regulations of the board, the board of directors of the Bank is hereby authorised, to the extent required, to implement this resolution, with the power to elaborate, as necessary, on the rules set forth herein and on the content of the agreements and other documents to be used. Specifically, and merely by way of example, the board of directors will have the following powers:

(i)	To approve the content of the agreements and of such other supplementary documentation as may be necessary or appropriate.

(ii)	To approve all such notices and supplementary documentation as may be necessary or appropriate to file with any government agency or private entity, including, if required, the respective prospectuses.

(iii)	To take any action, carry out any procedure or make any statement before any public or private entity or agency to secure any required authorisation or verification.

(iv)	To determine the specific number of shares to which each of the beneficiaries of the plan is entitled, observing in each case the established maximum limits.

(v)	To establish, without altering the Limit of the LTI in Shares, the number of members of the Identified Staff that are beneficiaries of the plan and the number of Other Beneficiaries and to apply the measures and mechanisms that may be appropriate to compensate for the dilution effect, if any, that may occur as a result of corporate transactions.

(vi)	To approve, where applicable, the engagement of one or more internationally recognised third parties to verify the achievement of the EPS and ROTE targets in order to set the Approved LTI Amount and to verify the achievement of the Multiyear Objectives. Specifically, and merely by way of example, it may ask such third parties: (a) to obtain, from appropriate sources, the data upon which the calculation of EPS growth is to be based, rankings of the best banks to work for and customer satisfaction indices; (b) to perform the relevant calculations in order to determine achievement of the Multiyear Objectives and, based on such calculations, the Accrued LTI Amount and the Final LTI Amount; (c) to compare the Santander Group’s EPS growth with that of the institutions within the Peer Group; and to provide advice on the decision as to how to act in the event of unexpected changes in the Peer Group that may require adjustments to the rules for comparison among them.

(vii)	To interpret the foregoing resolutions, with powers to adapt them, without affecting their basic content, to any new circumstances that may arise, including, in particular, adapting the delivery mechanisms, without altering the maximum number of shares linked to the plan or the basic conditions upon which the delivery thereof is made contingent in a direction not authorised by this resolution; such adaptation may include the substitution of the delivery of shares with the delivery of equivalent amounts in cash.

(viii)	To conform the plan to any mandatory regulations or administrative interpretation that may prevent the implementation thereof on the approved terms, being able to adjust the conditions for accrual and delivery of the Final LTI Amount (including the adjustment or removal of any metrics and achievement scales of the Multiyear Objectives or the inclusion of additional targets) for the beneficiaries affected by such regulation or administrative interpretation, provided that this does not mean the maximum limits established by this resolution are exceeded.

(ix)	To further develop and specify the conditions upon which the receipt by the beneficiaries of the respective shares or amounts is contingent, as well as to determine whether, according to the plan to which this resolution refers, the conditions upon which the receipt by the beneficiaries of the attributable shares is made contingent have been fulfilled with respect to the relevant period, with the power to modulate the number of shares to be delivered depending on the existing circumstances, all following a proposal of the remuneration committee.

(x)	In general, to take any actions and execute all such documents as may be necessary or appropriate.

The board of directors may delegate to the executive committee all the powers conferred in this resolution Fourteen B (except for those that may not be delegated under the law).

The provisions of this resolution are deemed to be without prejudice to the exercise by such of the Bank’s subsidiaries as may be appropriate in each case of the powers they hold to implement the variable remuneration policy, the plan and the cycles thereof with respect to their own executives and employees and, if applicable, to adjust them to regulations or to the requirements of competent authorities in the respective jurisdiction.

Item Fourteen C:

Plan for employees of Santander UK plc and of other Group companies in the United Kingdom by means of options on shares of the Bank and linked to the contribution of periodic cash amounts and to certain continuity requirements.

To approve, inasmuch as it is a remuneration system that includes the delivery of shares of the Bank or of rights thereon or that is linked to the price of the shares, the implementation of a voluntary savings plan (“sharesave scheme”) intended for the employees of Santander UK plc, of companies within the subgroup thereof and of the other companies of the Santander Group registered in the United Kingdom (in which the Group directly or indirectly holds at least 90% of the capital), including employees at United Kingdom branches of Banco Santander, S.A. or of companies within its Group (and in which the Group directly or indirectly holds at least 90% of the capital), which has been approved by the board of directors on the terms and conditions described below:

A plan in which between 5 and 500 pounds Sterling is deducted from the employee’s net salary every month, as chosen by the employee, who may, at the end of the chosen period (3 or 5 years), choose between collecting the amount contributed, the interest accrued and a bonus (tax-exempt in the United Kingdom), or exercising options on shares of Banco Santander, S.A. in an amount equal to the sum of such three amounts at a fixed price. In case of voluntary resignation, the employee will recover the amount contributed to that time, but will forfeit the right to exercise the options.

The exercise price in pounds Sterling will be the result of reducing by up to a maximum of 20% the average of the purchase and sale prices at the close of trading in London for the 3 trading days prior to the reference date. In the event that these listing prices are unavailable for any reason, such reduction will be applied to the average price weighted by average traded volumes on the Spanish Continuous Market (Mercado Continuo) for the 15 trading days prior to the reference date. This amount will be converted into pounds Sterling using, for each day of listing, the average exchange rate for that day as published in the Financial Times, London edition, on the following day. The reference date will be set in the final approval of the plan by the British Tax Authority (“invitation date”) and will occur between 21 and 41 days following the date of publication of the consolidated results of Banco Santander, S.A. for the first half of 2015.

The employees must decide upon their participation in the plan within a period between 42 and 63 days following publication of the consolidated results of Banco Santander, S.A. for the first half of 2015.

The maximum monthly amount that each employee may assign to all voluntary savings plans subscribed by such employee (whether for the plan to which this resolution refers or other past or future “sharesave schemes”) is 500 pounds Sterling.

The maximum number of shares of Banco Santander, S.A. to be delivered under this plan, approved for 2015, is 14,080,000, equal to 0.001% of the share capital as of the date of the call to meeting.

The plan is subject to the approval of the tax authorities of the United Kingdom. Each of the subgroups and companies covered by the plan will ultimately decide whether or not to implement this plan in connection with its employees.

Without prejudice to the generality of the provisions of resolution Fifteen below, and without prejudice to the powers of the board of directors in remuneration matters under the Bylaws and the rules and regulations of the board, the board of directors is hereby authorised, as required, to the broadest extent permitted by law and with the express power of delegation to the executive committee, to carry out any acts that may be necessary or merely appropriate in order to implement the aforementioned plan, as well as to further develop and elaborate, to the extent required, on the rules set forth herein. All of the foregoing will also be deemed to be without prejudice to the acts that the decision-making bodies of Santander UK plc, of companies within the subgroup thereof and of the other companies of the Santander Group registered in the United Kingdom or having branches therein and referred to in the first paragraph above have already performed or may hereafter perform in the exercise of their powers, within the framework defined by this resolution of the shareholders acting at the general shareholders’ meeting, in order to implement the plan and to establish, develop and elaborate on the rules applicable thereto.

Item Fifteen:

Without prejudice to the delegations of powers contained in the preceding resolutions, it is hereby resolved:

A) To authorise the board of directors to interpret, remedy, supplement, carry out and further develop the preceding resolutions, including the adaptation thereof to verbal or written evaluations of the Commercial Registry or of any other authorities, officials or institutions which are competent to do so, as well as to comply with any requirements that may legally need to be satisfied for the effectiveness thereof, and in particular, to delegate to the executive committee all or any of the powers received from the shareholders at this general shareholders’ meeting by virtue of the preceding resolutions as well as under this resolution Fifteen.

B) To authorise Ms Ana Patricia Botín-Sanz de Sautuola y O´Shea, Mr José Antonio Álvarez Álvarez, Mr Rodrigo Echenique Gordillo, Mr Matías Rodríguez Inciarte and Mr Ignacio Benjumea Cabeza de Vaca so that any of them, acting severally and without prejudice to any other existing power of attorney whereby authority is granted to record the corporate resolutions in a public instrument, may appear before a Notary Public and execute, on behalf of the Bank, any public instruments that may be required or appropriate in connection with the resolutions adopted by the shareholders at this general shareholders’ meeting. In addition, the aforementioned persons are empowered, also on a several basis, to carry out the required filing of the annual accounts and other documentation with the Commercial Registry.”

I LIKEWISE HEREBY CERTIFY that the report approved by the Board of Directors following the proposal by the Remuneration Committee on the annual report on directors’ remuneration was submitted to the shareholders for an advisory vote at the General Meeting (Item Sixteen).

I FINALLY HEREBY CERTIFY that pursuant to the resolution of the Board of Directors to require the presence of a Notary, the aforementioned General Shareholders’ Meeting was attended by Mr Juan de Dios Valenzuela García, a member of the official association of Notaries of Cantabria, who drew up the minutes thereof. Such notary’s certificate is considered to be the minutes of the General Meeting.

And to leave record, I sign this certification with the approval of Mr Matías Rodríguez Inciarte, Second Vice Chairman, in Santander on 27 March 2015.

Reviewed
Second Vice Chairman

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Santander, S.A.

Date: March 27, 2015	By:	/s/ José García Cantera
		Name:	José García Cantera
		Title:	Chief Financial Officer